SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2012

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

Report for the Year Ending

December 31, 2011

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1- Report for the year ended December 31, 2011 of Videotron Ltd.

FINANCIAL REVIEW

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management Discussion and Analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes. As explained under the section “Transition to IFRS” below, Canadian Generally Accepted Accounting Principles (“GAAP”), which were previously used in preparing the consolidated financial statements, were replaced on the adoption of International Financial Reporting Standards (“IFRS”) on January 1, 2011. The Corporation’s consolidated financial statements for fiscal year ended December 31, 2011 have therefore been prepared in accordance with IFRS. Comparative figures for 2010 have also been restated.

In recent years, the United States Securities and Exchange Commission (the “Commission”) has adopted rules and regulations that permit foreign private issuers to include, in their filings with the Commission, financial statements prepared in accordance with IFRS without reconciliation to generally accepted accounting principles as used in the United States, and, in this regard, such reconciliation is no longer included in the consolidated financial statements.

All amounts are in Canadian dollars, unless otherwise indicated. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements”.

OVERVIEW

We, Videotron Ltd. (“Videotron” or “the Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and a telephony services provider in the Province of Québec. Videotron’s primary sources of revenue include: subscriptions for cable television, cable Internet access, cable and mobile telephony services, the rental and sale of DVDs and video games, and the operation of specialized websites.

On February 1, 2011, the Corporation completed a corporate business reorganization. Consequently, Videotron Ltd. transferred all its operating assets and operating liabilities, including its employees, to Videotron General Partnership “Videotron G.P.” and Videotron Limited Partnership “Videotron L.P.”

TRANSITION TO IFRS

On January 1, 2011, Canadian GAAP, as used by publicly accountable enterprises, was fully converged into IFRS. Prior to the adoption of IFRS, for all periods up to and including the year ended December 31, 2010, the Corporation’s consolidated financial statements were prepared in accordance with Canadian GAAP. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences related to recognition, measurement and disclosures.

The date of the opening balance sheet under IFRS and the date of transition to IFRS are January 1, 2010. The financial data for 2010 have therefore been restated. The Corporation is also required to apply IFRS accounting policies retrospectively to determine its opening balance sheet, subject to certain exemptions. However, the Corporation is not required to restate figures for periods prior to January 1, 2010 that were previously prepared in accordance with Canadian GAAP.

The new significant accounting policies under IFRS are disclosed in Note 1 to the consolidated financial statements for the year ended December 31, 2011, while Note 27 explains adjustments made by the Corporation in preparing its IFRS opening consolidated balance sheet as of January 1, 2010 and in restating its previously published Canadian GAAP consolidated financial statements for the year ended December 31, 2010. Note 27 also provides details on exemption choices made by the Corporation with respect to the general principle of retrospective application of IFRS.

TREND INFORMATION

Competition also continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. Moreover, the significant subscriber growth recorded in past years is not necessarily indicative of future growth due to penetration rates currently reached.

The Corporation required substantial capital for the upgrade, expansion and maintenance of its network and the launch and expansion of new or additional services to support growth in its customer base and demands for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and upgrade systems and services, including expenditures relating to advancements in Internet access and high definition television (“HDTV”), as well as the cost of its mobile services’ infrastructure deployment and upgrade.

HIGHLIGHTS SINCE DECEMBER 31, 2010

•

Net addition of 375,800 revenue generating units (RGUs) (representing the sum of our cable television, cable Internet, cable telephony subscribers, and mobile telephony lines) during 2011, compared with 269,700 net RGUs for the same period in 2010, bringing our total RGUs to 4,689,900 as of December 31, 2011.

•

In 2011, our mobile network was upgraded to the fourth generation (4G) and we activated lines on our new advanced mobile network at a pace of approximately 12,900 net new lines per month, bringing our total mobile customer base to 290,600 activated lines.

•

In 2011, we actively pursued the roll-out of our 4G network. As of December 31, 2011, our mobile telephony service was available to close to 7 million people across the province of Québec and in Eastern Ontario.

•

On May 1, 2011, the Corporation acquired Jobboom Inc., a subsidiary of an affiliated corporation, for a cash consideration of $32.1 million. The transaction occurred between two wholly owned subsidiaries of Quebecor Media inc.,

•

Determined to provide the best offering to the market, starting on July 2011, we launched an attractive rental option of our illico Digital TV set-top box, contributing to a 56% growth in the number of boxes deployed (sales and rental) over the same period last year.

•

On July 5, 2011, the Corporation issued $300.0 million aggregate principal amount of Senior Notes for net proceeds of $294.8 million, net of financing fees of $5.2 million. The Senior Notes bear interest at 6.875% and will mature on July 15, 2021. These notes contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions, and are unsecured. These notes are redeemable at the option of the Corporation, in whole or in part, at any time prior to June 15, 2016 at a price based on a make-whole formula and at a decreasing premium from June 15, 2016 and thereafter.

•

On July 18, 2011, the Corporation used the proceeds from its Senior Notes issued on July 5, 2011 to redeem and retire US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due in 2014 and settled its related hedging contracts for a total cash consideration of $303.1 million. This transaction resulted in a total gain of $2.7 million (before income taxes).

•	On July 20, 2011, the Corporation amended its $575.0 million senior secured revolving credit facility to extend its maturity date from April 2012 to July 2016 and amend its terms and conditions.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as operating income and average monthly revenue per user (“ARPU”) are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Operating Income

The Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations and other special items, and income taxes. Operating income as defined above is not a measure of results that is recognized under IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of the Corporation. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. In addition, the Corporation uses free cash flows from continuing operating activities to reflect such costs. Measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below presents a reconciliation of operating income to net income as presented in our consolidated financial statements.

Table 1

Reconciliation of the operating income measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year Ended December 31
	2011	2010

Amounts under IFRS
Operating income	$1,098.8	$1,047.3
Amortization	(408.1)	(291.7)
Financial expenses	(158.0)	(153.2)
Gain on valuation and translation of financial instruments	56.2	24.4
Restructuring expenses and other special items	(12.6)	(11.4)
Income tax expense	(107.0)	(111.1)
Net income	$469.3	$504.3

2011/2010 Year Comparison

Analysis of Consolidated Results of Videotron

Customer statistics

Cable television – The combined customer base for cable television services increased by 49,900 (2.8%) in 2011 (compared with 34,600 in 2010) (see Table 2). As of December 31, 2011, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,657,300 total homes passed) of 70.1% versus 69.3% in 2010.

•

The number of subscribers to illico Digital TV stood at 1,400,800 at the end of 2011, an increase of 181,200 or 14.9% during the year (compared with an increase of 135,500 in 2010). As at December 31, 2011, 75.3% of our cable television customers were subscribers to our illico Digital TV services compared with 67.3% in 2010. As at December 31, 2011, illico Digital TV had a household penetration rate of 52.7%, compared with 46.7% in 2010.

•

The customer base for analog cable television services decreased by 131,300 (-22.2%) in 2011 (compared with a decrease of 100,900 customers in 2010), primarily as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,332,500 as at the end of 2011, an increase of 80,400 (6.4%) from the previous year (compared with an increase of 81,500 in 2010). As at December 31, 2011, cable Internet access services had a household penetration rate of 50.1%, compared with 47.9% as at December 31, 2010.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,205,300 at the end of 2011, an increase of 91,000 (8.2%) from the previous year (compared with an increase of 100,300 in 2010). As at December 31, 2011, the cable telephone service had a household penetration rate of 45.4%, compared with 42.7% as at December 31, 2010.

Mobile telephony service – As at December 31, 2011, there were 290,600 lines activated on our mobile telephony service, an increase of 154,500 (113.5%) from the previous year (compared with an increase of 53,300 in 2010). As of December 31, 2011, 287,500 lines (representing 99.0% of our total mobile telephony customers) had been activated on our 4G network. As of December 31, 2011, 3,100 lines were still in use on our MVNO service.

Table 2

End-of-year customer numbers

(in thousands of customers)

	2011	2010	2009	2008	2007
Cable television:
Analog	460.7	592.0	692.9	788.3	869.9
Digital	1,400.8	1,219.6	1,084.1	927.3	768.2
Total cable television	1,861.5	1,811.6	1,777.0	1,715.6	1,638.1
Cable Internet	1,332.5	1,252.1	1,170.6	1,063.8	933.0
Cable telephony	1,205.3	1,114.3	1,014.0	852.0	636.4
Mobile telephony (in thousands of lines)	290.6	136.1	82.8	63.4	45.1
Revenue generating units (RGU)	4,689.9	4,314.1	4,044.4	3,694.8	3,252.6

Revenues: $2,430.7 million, an increase of $201.9 million (9.1%).

Combined revenues from all cable television services increased by $62.0 million (6.5%) to $1,012.6 million. This increase was primarily due to customer growth, the continued migration of our customers from analog to digital services, an increase of subscribers to our High Definition packages, an increase in Video-on-Demand services and pay-per-view services, and price increases implemented in March 2010 and March 2011. These increases were partially offset by higher bundling discounts due to the increase in cable Internet and cable and mobile telephony customers.

Revenues from cable Internet access services increased by $54.0 million (8.4%) to $698.2 million. The improvement was mainly due to an increase in the average number of cable Internet customers, migration of customers to more expensive packages, and the price increases implemented in March 2010 and March 2011.

Revenues from cable telephony services increased by $26.8 million (6.5%) to $436.7 million. This increase was mainly due to customer growth, higher revenues per user from our small business customers, and higher revenues from long-distance packages generated by the customer growth.

Revenues from mobile telephony services increased by $59.6 million (112.1%) to $112.7 million, essentially due to customer growth since the launch of our 4G network in September 2010.

Revenues from business solutions increased by $3.2 million (5.4%) to $63.0 million, essentially due to growth in network solution services.

Revenues from sales of customer premises equipment decreased by $4.0 million (-6.7%) to $55.9 million, mainly due to an increase in the rental of set-top boxes, partially offset by an increase in sales of mobile telephony devices.

Other revenues, comprising of revenues from La Sette and SuperClub Vidéotron, remained stable from 2010 to 2011. Jobboom’s revenues were retroactively adjusted to Other revenues.

Monthly combined ARPU: $103.28 in 2011, compared with $95.73 in 2010, an increase of $7.55 (7.9%). This growth is mainly explained by an increase in customers subscribing to two or more services, migration of customers to more expensive television and cable Internet access service packages, and price increases for our television and Internet services.

Operating income: $1,098.8 million in 2011, an increase of $51.5 million (4.9%).

•	This increase was primarily due to:

¡	customer growth for all services, especially for our mobile telephony services;

¡	price increases for cable television and cable Internet access services;

¡	higher revenues on our 4G network since its launch in September 2010;

¡	increased ARPU for small business customers;

¡	higher digital to analog customer mix for our television services, resulting in increased ARPU; and

¡	lower financial expenses.

Partially offset by:

¡	higher bundling discounts;

¡	increases in call centre, marketing, as well as network maintenance costs to support our growth;

¡	recording of operating expenses related to the deployment of our 4G network;

¡	decrease in cable Internet over-consumption following the increase in our cable Internet capacity; and

¡	acquisition cost per new subscriber connection on our 4G network of $489.

Cost of sales and operating expenses, expressed as a percentage of revenues: 54.8% in 2011 compared with 53.0% in 2010.

•	Operating costs as a proportion of revenues increased, primarily due to:

¡	recording of operating expenses related to the deployment of our 4G network; and

¡	increases in call centre, marketing, as well as network maintenance costs to support our growth.

Partially offset by:

¡	decrease in option costs due to re-evaluation based on market value;

¡	fixed-cost base, which does not fluctuate in sync with revenue growth; and

¡	increase in residential customers subscribing to two or more services. As of December 31, 2011, 76% of our customers were bundling two services or more, compared with 74% a year ago.

Amortization charge: $408.1 million, an increase of $116.4 million (39.9%) compared with 2010.

•	The increase was mainly due to:

¡	amortization of our 4G network-related fixed assets as our deployment continued in 2011;

¡	increase in acquisition of fixed assets, mostly related to telephony and cable Internet access services and to the modernization of our network; and

¡	amortization of the rented illico Digital TV set-top boxes.

Financial expenses: (primarily comprised of cash interest expense on outstanding debt) amounted to $158.0 million, an increase of $4.8 million (3.2%).

•	The increase was mainly due to:

¡	$6.6 million increase in interest expense, net of amortization of financing costs and debt premium or discount, caused by higher indebtedness.

Partially offset by:

¡	$1.6 million loss on foreign currency translation of short-term monetary items in 2011 compared with $3.2 million loss in 2010.

Gain on valuation and translation of financial instruments: Gain of $56.2 million in 2011, compared with a gain of $24.4 million in 2010, related to changes in the fair value of financial instruments, mainly embedded derivatives due to changing yield curves.

Income tax expense: $107.0 million (effective tax rate of 18.6%) compared with $111.1 million in 2010 (effective tax rate of 18.0%).

•	The decrease of $4.1 million is mainly due to:

¡	$20.4 million related to a decrease in taxable income and a lower domestic statutory tax rate; and

¡	$1.3 million decrease due to other non-taxable items or items deductible at a lower future tax rate.

Partially offset by:

¡	$2.0 million increase related to tax consolidation transactions with our parent corporation;

¡	$1.5 million increase related to lower deferred tax credits; and

¡	$14.0 million increase in other items, mainly explained by a reduction in future income tax liabilities in light of changes in tax audit matters, jurisprudence and tax legislation.

Restructuring of operations and other special items: $12.6 million expense recorded in 2011 compared with $11.4 million in the same period of 2010.

This unfavourable variance is mainly explained by charges ($14.8 million in 2011 and $13.9 million in the same period of 2010) related to the migration of MVNO subscribers to our 4G network. As of December 31, 2011, the Corporation had substantially completed the conversion process. In 2011, other special items include other restructuring charges of $0.5 million ($0.6 million in 2010). A gain of $3.3 million related to the sale of assets and an impairment charge of $0.2 million were also recorded in 2010.

Net income attributable to shareholder: $469.0 million, a decrease of $35.1 million (-6.9%).

•	The decrease was mainly due to:

¡	$116.4 million increase in amortization charges;

¡	$4.8 million increase in financial expenses; and

¡	$1.2 million increase in restructuring expenses and other expenses.

Partially offset by:

¡	$51.5 million increase in operating income (taxable at an effective rate of 18.6%);

¡	$31.8 million increase in gain on valuation and translation of financial instruments; and

¡	$4.1 million decrease in income taxes.

CASH FLOW AND FINANCIAL POSITION

Operating Activities

Cash flows provided by operating activities: $907.0 million in 2011, compared with $781.5 million in 2010, an increase of $125.5 million (16.0%).

•	The increase was mainly due to:

¡	$50.6 million increase in operating income (net of a $0.9 million increase in gains on disposal of fixed assets);

¡

$33.3 million favourable variance in non-cash balances related to operations, mainly due to a $39.2 million variation in accounts receivable; a $18.2 million variation in accounts payable, accrued expenses and provisions; a $16.2 million variation in prepaid expenses; and a $31.2 million variation in inventories, partially offset by a $25.3 million variation in deferred revenues; a $46.1 million variation in income taxes payable; and a $0.1 million variation in other assets and liabilities; and

¡	$49.9 million variation in current income taxes expense in 2011.

Partially offset by:

¡	$4.2 million unfavourable variance in financial expenses; and

¡	$4.0 million increase in restructuring of operations expenses and other expenses (net of a $2.7 million gain on debt refinancing).

Investing Activities

Cash flows used in investing activities: $825.9 million in 2011, compared with $1,062.0 million in 2010, a favourable variance of $236.1 million (22.2%).

•	This favourable variance was mainly due to:

¡	acquisition of $370.0 million in shares of a corporation under common control in 2010 for tax consolidation purposes, compared with none in 2011; and

¡	acquisition of $6.0 million in tax deductions from our ultimate parent corporation in 2010, compared with none in 2011.

Partially offset by:

¡	an increase of $75.3 million in the acquisition of fixed and intangible assets;

¡	the acquisition, on May 1, 2011, of Jobboom Inc., a subsidiary of an affiliated corporation, for a cash consideration of $32.1M;

¡	$30.0 million net change in temporary investments; and

¡	other investing activities of $2.4 million, including proceeds from disposal of fixed and intangible assets.

Financing Activities

Cash flows provided by financing activities: $82.5 million used in 2011, compared with $226.6 million provided in 2010.

•	The $309.1 million increase in cash flows used was mainly due to:

¡	repayment of long-term debt and settlement of related hedging contracts for $303.1 million;

¡	issuance of a $370.0 million subordinated loan from Quebecor Media in 2010 for tax consolidation purposes, compared with none in 2011; and

¡	financing costs of $3.9 million related to the amendment of the $575.0 million secured revolving credit facility and the issuance of borrowings of $75.0 million under bank credit facilities.

Partially offset by:

¡	net increase in net borrowings under bank credit facilities of $69.6 million in 2011; and

¡	net decrease in cash distributions to our parent corporation, Quebecor Media, of $297.0 million ($140.0 million in 2011, compared with $437.0 million in 2010).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our cable and 4G wireless network, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries.

Consolidated long-term debt (including bank borrowings): Increase of $71.0 million over the twelve month period of 2011.

The increase in consolidated debt was due to:

¡	$69.6 million increase in net borrowings under bank credit facilities;

¡

$17.6 million unfavourable impact of exchange rate fluctuations and amortization of long-term premium or discount. This increase was offset by a decrease in the liability related to deferred financing costs; and

¡	$50.6 million increase in debt due to debt retirement of $249.4 million on July 18, 2011, and issuance of debt of $300 million on July 5, 2011.

Partially offset by:

¡	$54.5 million decrease in debt due to the favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate fluctuations; and

¡	$12.3 million decrease in debt due to changes in fair value related to hedged interest rate risk.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $219.0 million at December 31, 2011, compared with a net liability of $289.0 million at December 31, 2010. This $70.0 million favourable net variance was due primarily to the settlement of hedging contracts and to the favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Financial Position as of December 31, 2011

Net available liquid assets: $668.2 million for the Corporation and its wholly owned subsidiaries, consisting of $93.2 million in cash and $575.0 million in unused lines of credit.

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•

capital expenditures to maintain and upgrade our network in order to support the growth in our customer base and the launch and expansion of new or additional services, including the completion and expansion of our 4G network, launched in September 2010;

•	servicing and repayment of debt;

•	income tax transactions; and

•	distributions to our shareholder.

Capital expenditures: $798.7 million in 2011, an increase of $75.3 million (10.4%) compared with 2010.

•	The increase was mainly due to:

¡	new rental offer on our Illico Digital TV set-top box.

We continue to focus on success-driven capital spending.

Table 3

Additions to fixed and intangible assets

(in millions of dollars)

	2011	2010	Variance
Customer premises equipment	$201.2	$128.1	$73.1
Scalable infrastructure	266.1	329.9	(63.8)
Line extensions	113.9	61.5	52.4
Upgrade/rebuild	121.3	110.8	10.5
Support capital and other	96.2	93.1	3.1
Total additions to fixed and intangible assets	$798.7	$723.4	$75.3

Service and Repayment of Debt: Cash interest payments of $163.4 million in 2011, an increase of $13.1 million compared with 2010.

•	The increase was mainly due to:

¡	issuance, in July 2011, of $300.0 million aggregate principal amount of 6 7/8% Senior Notes, partially offset by a US$255.0 debt repayment on July 18, 2011.

Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan: Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have the effect of using tax losses within the Quebecor Media group.

On September 15, 2010, the Corporation contracted a subordinated loan of $1.3 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on

September 15, 2025. On the same day, the Corporation invested the total proceeds of $1.3 billion into 1,300,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On December 20, 2010, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 930,000 preferred shares, Series B, for a total cash consideration of $930.0 million, including cumulative dividends of $68.5 million. On the same day, the Corporation used the total proceeds of $930.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

Income Tax transactions: On November 8, 2011, 9253-1920 Québec inc., a wholly-owned subsidiary of the Corporation, issued a subordinated loan of $3.95 billion to Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.25% payable every 6 months on June 20 and December 20 and maturing on November 8, 2026. On the same day, 9253-1920 Québec inc. issued 3,950,000 preferred shares, Class G to Sun Media Corporation for a total cash consideration of $3.95 billion.

On November 9, 2011, 9253-1920 Québec inc., a wholly-owned subsidiary of the Corporation, issued a subordinated loan of $3.8 billion to Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.25% payable every 6 months on June 20 and December 20 and maturing on November 9, 2026. On the same day, 9253-1920 Québec inc. issued 3,800,000 preferred shares, Class G to Sun Media Corporation for a total cash consideration of $3.8 billion.

On December 1, 2011, 9253-1920 Quebec Inc. redeemed from Sun Media Corporation 3,800,000 preferred shares, Class G, for a total cash consideration of $3.8 billion, including cumulative unpaid dividend of $25.8 million. On the same day, Sun Media Corporation used the total proceeds of $3.8 billion to repay its entire subordinated loan contracted from 9253-1920 Quebec Inc.

On December 2, 2011, 9253-1920 Quebec Inc. redeemed from Sun Media Corporation 3,950,000 preferred shares, Class G, for a total cash consideration of $3.95 billion, including cumulative unpaid dividend of $29.2 million. On the same day, Sun Media Corporation used the total proceeds of $3.95 billion to repay its entire subordinated loan contracted from 9253-1920 Quebec Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries, on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed between parties, and a cash consideration of $15.6 million will be received in 2012 from Sun Media Corporation in exchange for the tax benefits transferred.

In 2010, the ultimate parent corporation transferred $26.4 million of non-capital losses to the Corporation in exchange for a cash consideration of $6.0 million. This transaction was concluded on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed between parties. As a result, the Corporation recorded a reduction of $2.7 million to its 2010 income tax expense.

On December 26, 2010, as part of the acquisition of Imprimerie Quebecor Media Inc. from the parent corporation, the Corporation issued 1,552 common shares series A for a total consideration of $3.4 million. This transaction was recorded at the carrying amount. As a result, the Corporation recorded future income tax assets of $3.4 million and a reduction of $3.0 million to its capital tax expense.

Distributions to our shareholder: During the year ended December 31, 2011, we paid $140.0 million to our sole shareholder, Quebecor Media, in respect of dividends, compared with total cash distributions of $437.0 million in 2010. See Note 19 to our audited consolidated financial statements for the years ended December 31, 2011 and 2010 for more information on capital stock. We expect to make cash distributions to our shareholder in the future, within the limits set by the terms of our indebtedness and applicable laws.

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

At December 31, 2011, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. Table 4 below shows a summary of our contractual obligations.

Table 4

Contractual obligations of the Corporation

Payments due by period as of December 31, 2011

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Contractual obligations[1]
Accounts payable and accrued charges	$435.6	$435.6	$–	$–	$–
Amounts payable to affiliated corporations	23.8	23.8	–	–	–
Bank credit facility	69.6	10.7	21.4	21.4	16.1
6 7/8% Senior Notes due January 15, 2014	401.8	–	401.8	–	–
6 3/8% Senior Notes due December 15, 2015	177.7	–	–	177.7	–
9 1/8% Senior Notes due April 15, 2018	719.0	–	–	–	719.0
7 1/8% Senior Notes due January 15, 2020	300.0	–	–	–	300.0
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	–	300.0
Cash Interest Expense[2]	966.1	146.1	305.2	253.1	261.7
Derivative financial instruments[3]	221.8	–	120.0	28.1	73.7
Lease commitment	207.7	47.1	49.8	29.4	81.4
Services and capital equipment commitment	29.2	20.1	7.7	1.4	–
Total contractual cash obligations	$3,852.3	$683.4	$905.9	$511.1	$1,751.9

[1]

This table excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which were used to invest in Preferred Shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group. See Note 10 to our audited consolidated financial statements.

[2]	Estimate of interest to be paid on long-term debt and bank indebtedness is based on the hedged and unhedged interest rates and hedged foreign exchange rate as at December 31, 2011.

[3]	Estimated net future reimbursements on derivative financial instruments related to foreign exchange hedging.

In July 2011, $300.0 million in aggregate principal amount of Senior Notes were issued for proceeds of $294.8 million, net of financing fees of $5.2 million. The Senior Notes bear interest at 6.875%, payable every six months, on June 15 and December 15, and mature on July 15, 2021. These notes contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the Corporation. The notes are redeemable at the option of the Corporation, in whole or in part, at any time prior to June 15, 2016, at a price based on a make-whole formula and at a decreasing premium from June 15, 2016 and thereafter.

We rent premises and equipment under operating leases and have entered into long-term commitments to purchase services and capital equipment that call for total future payments of $236.9 million, including $61.6 million for future rent payments to our ultimate parent corporation. During the year ended December 31, 2011, we renewed or extended several leases and entered into new operating leases in the ordinary course of business.

Videotron pays annual management fees to its parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $26.7 million in 2011 ($34.8 million in 2010). The agreement provides for an annual management fee to be agreed upon for the year 2012. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Pension Plan and post-retirement benefits: The Corporation regularly monitors the funded status of its pension plans. The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Corporation to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totalled $18.4 million for the year ended December 31, 2011 ($12.4 million in 2010).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, temporary investments, accounts payable, accrued liabilities, provisions, long-term debt and derivative financial instruments.

As of December 31, 2011, the Corporation used derivative financial instruments to manage its exchange rate and interest rate exposure. The Corporation has entered into cross-currency interest rate swap arrangements to hedge foreign currency risk exposure on the entirety of its U.S.-dollar-denominated long-term debt and to manage the impact of interest rate fluctuations on some of its long-term debt.

The Corporation has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems, handsets and certain capital expenditures, including equipment for the 4G network.

The Corporation does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The gain on valuation and translation of financial instruments for the years ended December 31, 2011 and 2010 is summarized in Table 5.

Table 5

Gain on valuation and translation of financial instruments

(in millions of dollars)

	Twelve months ended December 31
	2011	2010
Gain on embedded derivatives	(56.8)	(25.4)
Loss on ineffective portion of fair value hedges	0.6	1.0
	(56.2)	(24.4)

A gain of $1.2 million was recorded under Other comprehensive income in 2011 in relation to cash flow hedging relationships (gain of $20.0 million in 2010).

The fair value of long-term debt and derivative financial instruments is shown below in Table 9, “Fair value of long-term debt and derivative financial instruments.”

Related Party Transactions

In addition to the related party transactions disclosed elsewhere in this annual report, the Corporation entered into the following transactions with affiliated corporations. These transactions have been recorded at the exchange value in the normal course of business, which is the amount established and agreed to by the related parties:

Table 6

Related party transactions

(in millions of dollars)

	2011	2010
Ultimate parent and parent corporations:
Revenues	$0.6	$0.1
Cost of sales and operating expenses	6.7	5.8
Operating expenses recovered	(2.0)	(1.4)

Affiliated corporations:
Revenues	12.4	9.7
Cost of sales and operating expenses	59.7	56.3
Operating expenses recovered	$(1.9)	$(0.5)

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating Leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of these lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of premises leases for certain video store franchisees, with expiry dates through 2017. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2011, the maximum exposure with respect to these guarantees was $17.0 million and no liability has been recorded in the consolidated balance sheet. The Corporation has not made any payments relating to these guarantees in prior years.

Outsourcing Companies and Suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these indemnifications. The Corporation has not made any payments relating to these guarantees in prior years.

Guarantees Related to our Various Existing Notes

The bank credit facilities provide for a $575.0 million secured revolving credit facility that matures in July 2016 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance, Canadian prime, or U.S. prime rates, plus a margin, depending on the

Corporation’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate and CAD LIBOR, plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and its wholly-owned subsidiaries. As of December 31, 2011, the bank credit facilities of the Corporation were secured by assets with a carrying value of $5,990.0 million ($5,505.5 million in 2010, as restated). The bank credit facilities contain covenants such as maintaining certain financial ratios, limiting its ability to incur additional indebtedness and restricting the payment of dividends and other distributions. As of December 31, 2011 and 2010, no amount was drawn on the revolving credit facility. As of December 31, 2011, $69.6 million was outstanding (none in 2010) on the secured export financing facility.

Financial instruments and financial risk management

The Corporation’s financial risk management policies have been established in order to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Corporation’s activities.

As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations. In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and variable-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Corporation designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

Description of Derivative Financial Instruments

Table 7

Foreign exchange forward contracts at December 31, 2011

(in millions of dollars)

Currencies (sold/bought)	Maturing	Average exchange rate	Notional amount
$/US$	Less than 1 year	0.9936	$122.4

Table 8

Cross-currency interest rate swaps at December 31, 2011

(in millions of dollars)

	Period covered	Notional amount		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CDN dollar exchange rate on interest and capital payments per one U.S. dollar
Senior Notes	2004 to 2014	US$	60.0	Bankers’ acceptances 3 months +2.80%	6.875%	1.2000
Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months +2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210
Senior Notes	2009 to 2018	US$	260.0	9.12%	9.125%	1.2965

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

Fair value of financial instruments:

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges due to external or related parties and provisions (classified as other liabilities), approximates their fair value since these items will be realized or paid within one year or are due on demand. Other financial instruments classified as loans and receivables or as available-for-sale are not significant and their carrying value approximates their fair value.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs on the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2011 and 2010 are as follows:

Table 9

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	December 31, 2011		December 31, 2010
	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(1,968.1)	$(2,064.4)	$(1,826.7)	$(1,934.4)
Derivative financial instruments
Early settlement options	106.7	106.7	54.8	54.8
Foreign exchange forward contracts	3.2	3.2	(2.4)	(2.4)
Cross-currency interest rate swaps	(222.2)	(222.2)	(286.6)	(286.6)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The estimated sensitivity on income and Other comprehensive income, before income tax, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments, as per the Corporation’s valuation models, is as follows:

Increase (decrease) (in millions of dollars)	Income	Other comprehensive income

Increase of 100 basis points	$1.2	$ 6.1
Decrease of 100 basis points	(1.2)	(6.1)

Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or the immediate settlement of the instrument.

Credit Risk Management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2011, no customer balance represented a significant portion of the Corporation’s consolidated accounts receivable. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $12.1 million as of December 31, 2011 ($14.3 million as of December 31, 2010, restated). As of December 31, 2011, 6.1% of accounts receivable were 90 days past their billing date (6.2% as of December 31, 2010).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2011 and 2010:

(in millions of dollars)	2011	2010

Balance as of beginning of the year	$14.3	$16.1
Charged to income	18.9	20.3
Utilization	(21.1)	(22.1)
Balance as of end of the year	$12.1	$14.3

The Corporation believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

As a result of its use of derivative financial instruments, the Corporation is exposed to the risk of non-performance by a third party. When the Corporation enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk management policy and are subject to concentration limits.

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.7 years as of December 31, 2011 and 2010.

Market Risk

Market risk is the risk that changes in market prices due to foreign exchange rates and/or interest rates will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign Currency Risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S.-dollar-denominated debt obligations outstanding as of December 31, 2011 and to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and Other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a Canadian dollar per one U.S. dollar:

Increase (decrease) (in millions of dollars)	Income	Other comprehensive income
Increase of $0.10
U.S.-dollar-denominated accounts payable	$(0.9)	$–
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	(0.6)	43.8
Decrease of $0.10
U.S.-dollar-denominated accounts payable	0.9	–
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	0.6	(43.8)

Interest Rate Risk

The Corporation’s revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) Canadian or U.S. bank prime rate and (iii) CAD LIBOR. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2011, after taking into account the hedging instruments, long-term debt was comprised of 81.4% fixed rate debt (76.7% in 2010) and 18.6% floating rate debt (23.3% in 2010).

The estimated sensitivity on financial expense for floating rate debt, before income tax, of a 100 basis-point variance in the year-end Canadian Banker’s acceptance rate as of December 31, 2011 is $4.1 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Corporation’s valuation model, is as follows:

Increase (decrease) (in millions of dollars)	Income	Other comprehensive income
Increase of 100 basis points	$0.4	$5.8
Decrease of 100 basis points	(0.4)	(5.8)

Capital Management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations, and the level of distributions to the parent Corporation. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, long-term debt and net assets and liabilities related to derivative financial instruments, less cash and cash equivalents and temporary investments. The capital structure is as follows:

Table 10

Capital structure of the Corporation

(in millions of dollars)

	December 31, 2011	December 31, 2010	January 1, 2010
Long-term debt	$1,857.1	$1,786.1	$1,592.3
Derivative financial instruments	219.0	289.0	229.4
Cash and cash equivalents	(95.0)	(96.3)	(150.3)
Temporary investments	—	—	(30.0)
Net liabilities	1,981.1	1,978.8	1,641.4
Equity	$1,006.5	$734.2	$651.8

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, inter-corporation transactions, and the declaration and payment of dividends or other distributions.

Contingencies and legal disputes

There exist a number of legal proceedings against the Corporation and its subsidiaries that are pending. In the opinion of the management of the Corporation and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

Management of the Corporation, after taking legal advice, has established provisions for specific claims or actions considering the facts of each case. The Corporation cannot determine when and if a payment related to these provisions will be made.

Critical Accounting Policies and Estimates

Revenue recognition

The Corporation recognizes operating revenues when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits associated with the transaction is probable;

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably;

•	the stage of completion can be measured reliably where services have been rendered; and

•	significant risks and rewards of ownership, including effective control, have been transferred to the buyer where goods have been sold.

The portion of revenue that is unearned is recorded under Deferred revenue when customers are invoiced.

Revenue recognition policies for each of the Corporation’s main product lines are as follows:

The cable and mobile services are provided under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony or mobile telephony, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of those costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, cable and mobile telephony, are recognized when services are rendered. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Promotional offers related to equipment sales, with the exclusion of mobile devices, are accounted for as a reduction in the related equipment sales on delivery, while promotional offers related to the sale of mobile devices are accounted for as a reduction in the related equipment sales on activation. Operating revenues related to service contracts are recognized in income over the life of the specific contract on a straight-line basis over the period in which the services are provided. Royalties and territorial rights from video store franchises are recognized as income in the month in which they are earned.

Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generated units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment on April 1 of each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

The Corporation uses the discounted cash flow method to estimate the value in use consisting of future cash flows derived from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts consider each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A range of growth rates is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of: (i) the time value of money; and (ii) the risk specific to the assets for which the future cash flow estimates have not been adjusted. The perpetual growth rate has been determined with regard to the specific markets in which the CGUs participate.

An impairment loss is recognized in the amount by which the carrying amount of an asset or a CGU exceeds its recoverable amount. When the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is first impaired. Any excess amount of impairment is recognized and attributed to assets in the CGU, prorated to the carrying amount of each asset in the CGU.

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the statement of income up to the excess of the recoverable amount of the asset or the CGU over its carrying value.

When determining the fair value, less costs to sell, of an asset or CGU, the appraisal of the information available at the valuation date is based on management’s judgment and may involve estimates and assumptions. Furthermore, the discounted cash flow method used in determining the value in use of an asset or CGU relies on the use of estimates such as the amount and timing of cash flows, expected variations in the amount or timing of those cash flows, the value of money as represented by a risk-free rate, and the risk premium associated with the asset or CGU.

Therefore, the judgment used in determining the recoverable amount of an asset or a CGU may affect the amount of the impairment loss of an asset or a CGU to be recorded, as well as the potential reversal of the impairment charge in the future.

Based on the data and assumptions used in its last impairment test, the Corporation believes that at this time there is no material number of long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives on its books that present a significant risk of impairment in the near future.

The net book value of goodwill as at December 31, 2011 was $451.5 million.

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk-management objectives. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Corporation assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

The Corporation enters into the following types of derivative financial instruments:

•

The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

•

The Corporation uses cross-currency interest rate swaps to hedge: (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt, and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars are designated as cash flow hedges. The Corporation’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

Under hedge accounting, the Corporation applies the following accounting policies:

•

For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

•

For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in Other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated Other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Any change in the fair value of these derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as a gain or loss on valuation and translation of financial instruments.

The judgment used in determining the fair value of derivative financial instruments and the non-performance risk, using valuation models, may affect the value of the gain or loss on valuation and translation of financial instruments reported in the statements of income, and the value of the gain or loss on derivative financial instruments reported in the statements of comprehensive income.

Pension and post-retirement benefits

The Corporation offers defined benefit pension plans and defined contribution pension plans to some of its employees.

The Corporation’s defined benefit obligations with respect to defined benefit pensions and post-retirement benefits are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of the Corporation’s actuaries. Key assumptions relate to the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, retirement age of employees, healthcare costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

Actuarial gains and losses are recognized immediately through Other comprehensive income and within retained earnings. Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a given period and the expected rate of return on plan assets for that period, from experience adjustments on liabilities or changes in actuarial assumptions used to determine the defined benefit obligation.

The recognition of the net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce its future contributions to the plan. In addition, an adjustment to the net benefit asset or to the net benefit obligation can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. Changes in the net benefit asset limit or in the minimum funding liability are recognized immediately in Other comprehensive income and within retained earnings. The assessment of the amount recoverable in the future, for the purpose of calculating the limit on the net benefit asset, is based on a number of assumptions, including future service costs and reductions in future plan contributions.

The Corporation considers all the assumptions used to be reasonable in view of the information available at this time. However, variances from these assumptions could have a material impact on the costs and obligations of pension plans and post-retirement benefits in future periods.

Allowance for doubtful accounts

The Corporation maintains an allowance for doubtful accounts to cover anticipated losses from customers who are unable to pay their debts. This allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness, and historical collection experience.

Stock-based compensation

Stock-based awards to employees that call for settlement in cash or other assets at the option of the employee are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

Estimates of the fair value of stock-based awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant and assumptions such as a risk-free interest rate, the dividend yield, the expected volatility and expected remaining life of the option.

The judgment and assumptions used in determining the fair value of liability-classified stock-based awards may have an effect on the compensation cost recorded in the statements of income.

Provisions

Provisions are recognized when: (i) the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation; and when (ii) the amount of the obligation can be reliably estimated.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the statement of income in the period in which changes occur.

Deferred income taxes

The Corporation is required to assess the ultimate realization of deferred income taxes generated from temporary differences between the book basis and tax basis of assets and liabilities and losses carried forward into the future. This assessment is judgmental in nature and is dependent on assumptions and estimates as to the availability and character of future taxable income. The ultimate amount of deferred income taxes realized could be slightly different from that recorded, since it is influenced by the Corporation’s future operating results.

The Corporation is at all times under audit by various tax authorities in each of the jurisdictions in which it operates. A number of years may elapse before a particular matter for which management has established a reserve is audited and resolved. The number of years between each tax audit varies, depending on the tax jurisdiction. Management believes that its estimates are reasonable and reflect the probable outcome of known tax contingencies, although the final outcome is difficult to predict.

Recent Accounting Developments in Canada

As described above in the “Adoption of IFRS” section of this report, the Corporation adopted IFRS on January 1, 2011. The 2010 financial figures have been restated accordingly. The Corporation is required to apply IFRS accounting policies retrospectively to determine the IFRS opening balance sheet at January 1, 2010. However, IFRS provides a number of mandatory exceptions and optional exemptions to this general principle of retrospective application (refer to Note 27 of the consolidated financial statements for the year ended December 31, 2011 for more details on the exemption choices made by the Corporation and adjustments resulting from the adoption of IFRS).

The adoption of IFRS did not necessitate any significant modifications to information technology, data systems, or internal controls currently implemented and used by the Corporation. The Corporation also determined that new policy choices adopted in light of IFRS requirements had no contractual or business implications on existing financing arrangements or similar obligations as at the date of adoption and as at the end of the current reporting period. Under current circumstances, the Corporation has not identified any contentious issues arising from the adoption of IFRS.

Recent Accounting Pronouncements

The Corporation has not early adopted the following new standards and adoption impacts on the consolidated financial statements have not yet been determined:

Amended standards	Expected changes to existing standards
IFRS 9 — Financial Instruments (Effective from periods beginning January 1, 2015, with early adoption permitted)	IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.
IFRS 10 — Consolidated Financial Statements (Effective from periods beginning January 1, 2013, with early adoption permitted)	IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent corporation.
IFRS 11 — Joint Arrangements (Effective from periods beginning January 1, 2013, with early adoption permitted)	IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.
IFRS 12 — Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013, with early adoption permitted)	IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.
IAS 19 — Post-employment Benefits (including Pensions) (Amended) (Effective from periods beginning January 1, 2013, with retrospective application)	Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in Other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the statement of income. IAS 19 allows amounts recognized in Other comprehensive income to be recognized either immediately in retained earnings or as a separate category within equity. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component, determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and may no longer be spread over any future service period.

Cautionary Statement Regarding Forward-Looking Statement

This annual report contains forward-looking statements with respect to our financial condition, results of operations, our business and some of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek”, or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of program and content transmission;

•	new technologies that might change consumer behaviour toward our product suite;

•

unanticipated higher capital spending required to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement our business and operating strategies and manage our growth and expansion successfully;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under”. Each of these forward-looking statements speaks only as of the date of this annual report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

Consolidated financial statements of

VIDEOTRON LTD.

Years ended December 31, 2011 and 2010

VIDEOTRON LTD.

Consolidated Financial Statements

Years ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the Shareholder of Videotron Ltd.

We have audited the accompanying consolidated balance sheets of Videotron Ltd., as of December 31, 2011 and 2010, and January 1, 2010, and the related consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Corporation’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Videotron Ltd. at December 31, 2011 and 2010, and January 1, 2010 and the consolidated results of its operations and its cash flows for the years ended December 31, 2011 and 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Montreal, Canada
February 28, 2012	Chartered accountants

(1) CA auditor permit no. 9298

VIDEOTRON LTD.

Consolidated Statements of Income

Years ended December 31, 2011 and 2010

(in thousands of Canadian dollars)

	Note	2011	2010
			(restated, note 7)

Revenues
Cable television		$1,012,604	$950,590
Internet		698,234	644,283
Cable telephony		436,694	409,858
Mobile telephony		112,743	53,167
Business solutions		63,025	59,803
Equipment sales		55,885	59,893
Other		51,529	51,214
		2,430,714	2,228,808

Cost of sales and operating expenses	2	1,331,935	1,181,535
Amortization		408,133	291,738
Financial expenses	3	158,042	153,193
Gain on valuation and translation of financial instruments	4	(56,142)	(24,373)
Restructuring of operations and other special items	5	12,619	11,380
Income before income taxes		576,127	615,335

Income taxes
Current	8	(22,549)	27,375
Deferred	8	129,424	83,642
		106,875	111,017
Net income		$469,252	$504,318

Net income attributable to:
Shareholder		$469,023	$504,074
Non-controlling interest		229	244

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2011 and 2010

(in thousands of Canadian dollars)

	Note	2011	2010
			(restated, note 7)

Net income		$469,252	$504,318

Other comprehensive (loss) income:
Cash flows hedges:
Gain on valuation of derivative financial instruments		1,173	19,968
Deferred income taxes		(2,879)	(1,275)
Defined benefit plans:
Actuarial loss and net change in asset limit or in minimum funding liability	26	(32,356)	(9,427)
Deferred income taxes		8,700	2,571
Reclassification to income:
Other comprehensive loss related to cash flows hedges	6	801	–
Deferred income taxes		(200)	–
		(24,761)	11,837
Comprehensive income		$444,491	$516,155

Comprehensive income attributable to:
Shareholder		$444,262	$515,911
Non-controlling interest		229	244

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Statements of Equity

Years ended December 31, 2011 and 2010

(in thousands of Canadian dollars)

	Equity attributable to shareholder
	Capital stock (note 19)	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss) (note 21)	Equity attributable to non-controlling interest	Total equity

Balance as of December 31, 2009 as previously reported under Canadian GAAP (restated, note 7)	$1	$7,155	$726,444	$(22,832)	$–	$710,768

IFRS adjustments (note 27)	–	(7,155)	(52,819)	–	991	(58,983)
Balance as of January 1, 2010	1	–	673,625	(22,832)	991	651,785

Net income	–	–	504,074	–	244	504,318

Other comprehensive (loss) income	–	–	(6,856)	18,693	–	11,837

Issuance of shares (note 25)	3,400	–	–	–	–	3,400

Dividends	–	–	(437,000)	–	(95)	(437,095)
Balance as of December 31, 2010	3,401	–	733,843	(4,139)	1,140	734,245

Net income	–	–	469,023	–	229	469,252

Other comprehensive loss	–	–	(23,656)	(1,105)	–	(24,761)

Acquisition of a subsidiary from an affiliated corporation (note 7)	–	–	(32,140)	–	–	(32,140)

Dividends	–	–	(140,000)	–	(55)	(140,055)
Balance as of December 31, 2011	$3,401	$–	$1,007,070	$(5,244)	$1,314	$1,006,541

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Statements of Cash Flows

Years ended December 31, 2011 and 2010

(in thousands of Canadian dollars)

	Note	2011	2010
			(restated, note 7)

Cash flows related to operating activities
Net income		$469,252	$504,318
Adjustments for:
Amortization of fixed assets	11	322,878	254,469
Amortization of intangible assets	12	85,255	37,269
Gain on valuation and translation of financial instruments	4	(56,142)	(24,373)
Amortization of financing costs and long-term debt premium or discount	3	4,238	3,556
Deferred income taxes	8	129,424	83,642
Gain on debt refinancing	6	(2,713)	–
Other		(1,058)	(9)
		951,134	858,872
Net change in non-cash balances related to operating activities		(44,094)	(77,397)
Cash flows provided by operating activities		907,040	781,475

Cash flows related to investing activities
Additions to fixed assets	11	(725,404)	(651,146)
Additions to intangible assets	12	(73,253)	(72,244)
Acquisition of a subsidiary from an affiliated corporation	7	(32,140)	–
Acquisition of preferred shares of a corporation under common control	10	–	(370,000)
Acquisition of tax deductions from the ultimate parent corporation	25	–	(5,974)
Net change in temporary investments		–	30,000
Other		4,893	7,319
Cash flows used in investing activities		(825,904)	(1,062,045)

Cash flows related to financing activities
Issuance of long-term debt, net of financing fees	17	294,846	293,888
Net borrowings under bank credit facility	17	69,643	–
Financing costs		(3,862)	–
Repayment of long-term debt and settlement of related hedging contracts	6	(303,068)	–
Issuance of subordinated loan from parent corporation	10	–	370,000
Dividends		(140,000)	(437,000)
Other		(14)	(292)
Cash flows (used in) provided by financing activities		(82,455)	226,596

Net change in cash and cash equivalents		(1,319)	(53,974)

Cash and cash equivalents at beginning of year		96,335	150,309
Cash and cash equivalents at end of year		$95,016	$96,335

VIDEOTRON LTD.

Consolidated Statements of Cash Flows, Continued

Years ended December 31, 2011 and 2010

(in thousands of Canadian dollars)

	2011	2010
		(restated, note 7)

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of:
Bank overdraft	$(21,483)	$(24,214)
Cash equivalents	116,499	120,549
	$95,016	$96,335

Changes in non-cash balances related to operating activities:
Accounts receivable	$(18,805)	$(57,995)
Amounts receivable from and payable to affiliated corporations	(6,617)	5,973
Inventories	(26,321)	(57,524)
Prepaid expenses	5,101	(11,109)
Accounts payable, accrued charges and provisions	15,079	(3,107)
Income taxes	(27,934)	18,203
Stock-based compensation	(2,750)	2,646
Deferred revenues	24,122	49,433
Defined benefit plans	(4,401)	(6,705)
Other	(1,568)	(17,212)
	$(44,094)	$(77,397)

Non-cash investing activities:
Net change in additions to fixed assets and intangible assets financed with accounts payable	$(28,956)	$(16,589)

Interest and taxes reflected as operating activities
Cash interest payments	$163,365	$150,241
Cash income tax payments (net of refunds)	6,141	6,456

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Balance Sheets

December 31, 2011 and 2010 and January 1, 2010

(in thousands of Canadian dollars)

	Note	December 31, 2011	December 31, 2010	January 1, 2010
			(restated, note 7)	(restated, note 7)
Assets
Current assets
Cash and cash equivalents		$95,016	$96,335	$150,309
Temporary investments		–	–	30,000
Accounts receivable		264,497	245,691	187,808
Income taxes		10,819	434	255
Amounts receivable from affiliated corporations	25	33,391	10,608	14,682
Inventories	9	122,870	96,549	39,025
Prepaid expenses		16,319	21,689	10,811
Total current assets		542,912	471,306	432,890

Non-current assets
Investments	10	1,630,000	1,630,000	1,260,000
Fixed assets	11	2,602,215	2,179,600	1,772,234
Intangible assets	12	711,426	720,970	689,551
Derivative financial instruments	24	3,207	–	3,077
Other assets	14	43,434	46,028	40,670
Deferred income taxes	8	5,243	6,134	9,498
Goodwill	13	451,545	451,475	451,475
Total non-current assets		5,447,070	5,034,207	4,226,505
Total assets		$5,989,982	$5,505,513	$4,659,395

VIDEOTRON LTD.

Consolidated Balance Sheets, Continued

December 31, 2011 and 2010 and January 1, 2010

(in thousands of Canadian dollars)

	Note	December 31, 2011	December 31, 2010	January 1, 2010
			(restated, note 7)	(restated, note 7)
Liabilities and Equity

Current liabilities
Accounts payable and accrued charges	15	$435,627	$382,162	$372,963
Amounts payable to affiliated corporations	25	23,789	23,248	21,518
Provisions	16	7,383	17,716	19,341
Deferred revenue		248,195	227,211	184,585
Income taxes		–	19,603	4,887
Current portion of long-term debt	17	10,714	–	–
Total current liabilities		725,708	669,940	603,294

Non-current liabilities
Long-term debt	17	1,846,343	1,786,076	1,592,321
Subordinated loan from parent corporation	10	1,630,000	1,630,000	1,260,000
Derivative financial instruments	24	222,212	289,032	232,469
Deferred income taxes	8	454,716	316,185	244,989
Other liabilities	18	104,462	80,035	74,537
Total non-current liabilities		4,257,733	4,101,328	3,404,316
Total liabilities		4,983,441	4,771,268	4,007,610

Equity
Capital stock	19	3,401	3,401	1
Retained Earnings		1,007,070	733,843	673,625
Accumulated other comprehensive loss	21	(5,244)	(4,139)	(22,832)
Equity attributable to shareholder		1,005,227	733,105	650,794
Non-controlling interest		1,314	1,140	991
Total equity		1,006,541	734,245	651,785

Commitments and contingencies	16, 22
Guarantees	23
Subsequent events	28
Total liabilities and equity		$5,989,982	$5,505,513	$4,659,395

See accompanying notes to consolidated financial statements.

On February 28, 2012, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2011 and 2010.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly-owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada. The percentages of voting rights and of equity in its major subsidiaries are as follows:

% equity and voting

Videotron G.P.[1]	100.0%
Videotron L.P.[1]	100.0%
Videotron Infrastructures Inc.	100.0%
Videotron US Inc.	100.0%
Le SuperClub Videotron Ltée	100.0%
Jobboom Inc.	100.0%
SETTE Inc.	84.16%

[1]

On February 1, 2011, the Corporation completed a corporate reorganization. Consequently, Videotron Ltd. transferred all its operating assets and operating liabilities, including its employees, to Videotron General Partnership “Videotron G.P.” and Videotron Limited Partnership “Videotron L.P.”.

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its Video-On-Demand service and its distribution and rental stores, and operates specialized Internet sites.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies

These consolidated financial statements reflect the first-time adoption of International Financial Reporting Standards (“IFRS”), which replaced Canadian Generally Accepted Accounting Principles (“GAAP”) as of January 1, 2011. All disclosures and explanations related to the first-time adoption of IFRS are presented in note 27. This note provides information that is considered material to the understanding of the Corporation’s first IFRS financial statements. Note 27 also presents a reconciliation of the 2010 financial figures prepared under Canadian GAAP to the 2010 financial figures prepared under IFRS, including a reconciliation of the consolidated statements of income, comprehensive income and cash flows for the year ended December 31, 2010, as well as a reconciliation of the consolidated balance sheets and shareholders’ equity as of January 1, 2010 and as of December 31, 2010.

The IFRS consolidated financial statements have been prepared based on the following accounting policies:

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and in particular, they were prepared in accordance with IFRS 1, First-time Adoption of IFRS.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(h)) and the liability related to stock-based compensation (note 1(q)), which have been measured at fair value, and are presented in Canadian dollars, which is the currency of the primary economic environment in which the Corporation and its subsidiaries operate (“functional currency”).

Comparative figures for the year ended December 31, 2010 have been restated to conform to the presentation adopted under IFRS.

(b)	Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity controlled by the Corporation. Control is achieved where the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The non-controlling interest in the net assets and results of a consolidated subsidiary is identified separately from the parent’s ownership interest in it. The non-controlling interest in the equity of a subsidiary consists of the amount of non-controlling interest calculated at the date of the original business combination and its share of changes in equity since that date. Changes in the non-controlling interest in a subsidiary that do not result in a loss of control by the Corporation are accounted for as equity transactions.

(c)	Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transactions. Translation gains and losses on assets and liabilities denominated in a foreign currency are included in financial expenses, or in gain or loss on valuation and translation of financial instruments, unless hedge accounting is used.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(d)	Revenue recognition

The Corporation recognizes operating revenues when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits associated with the transaction is probable;

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably;

•	the stage of completion can be measured reliably where services have been rendered; and

•	significant risks and rewards of ownership, including effective control, have been transferred to the buyer where goods have been sold.

The portion of revenue that is unearned is recorded under “Deferred revenue” when customers are invoiced.

Revenue recognition policies for each of the Corporation’s main product lines are as follows:

The Cable and Mobile services are provided under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony or mobile telephony, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of those costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, cable and mobile telephony, are recognized when services are rendered. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Promotional offers related to equipment sales, with the exclusion of mobile devices, are accounted for as a reduction in the related equipment sales on delivery, while promotional offers related to the sale of mobile devices are accounted for as a reduction in the related equipment sales on activation. Operating revenues related to service contracts are recognized in income over the life of the specific contract on a straight-line basis over the period in which the services are provided. Royalties and territorial rights from videostore franchises are recognized as income in the month in which they are earned.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(e)	Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generated units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment on April 1 of each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

An impairment loss is recognized in the amount by which the carrying amount of an asset or a CGU exceeds its recoverable amount. When the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is first impaired. Any excess amount of impairment is recognized and attributed to assets in the CGU, pro rated to the carrying amount of each asset in the CGU.

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income up to the excess of the recoverable amount of the asset or the CGU over its carrying value.

(f)	Income taxes

Current income taxes are recognized with respect to amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be subsequently reduced, if necessary, to an amount that is more likely than not to be realized. A deferred tax expense or benefit is recognized in other comprehensive income or otherwise directly in equity to the extent that it relates to items that are recognized in other comprehensive income or directly in equity in the same or a different period.

In the course of the Corporation’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and due to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Corporation recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(g)	Leases

Assets under leasing agreements are classified at the inception of the lease as (i) finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee, or as (ii) operating leases for all other leases. All of the Corporation’s current leases are classified as operating leases.

Operating lease rentals are recognized in the consolidated statement of income on a straight-line basis over the period of the lease. Any lessee incentives are deferred and then recognized evenly over the lease term.

(h)	Financial instruments

Classification, recognition and measurement

Financial instruments are classified as held for trading, available for sale, held to maturity, loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The Corporation has classified its financial instruments (except derivative financial instruments) as follows:

Held for trading	Loans and receivables	Available for sale	Other liabilities
• Cash and cash equivalents • Temporary investments	• Accounts receivable • Amounts receivable from affiliated corporations • Investments	• Other portfolio investments included in “Other assets”

•  Accounts payable and
accrued charges

•  Amounts payable to
affiliated corporations

•  Provisions

•  Long-term debt

•  Subordinated loan from
parent corporation

•  Other long-term
financial liabilities
included in “Other
liabilities”

Financial instruments held-for-trading are measured at fair value with changes recognized in income as a gain or a loss on valuation and translation of financial instruments. Available-for-sale portfolio investments are measured at fair value or at cost in the case of equity investments that do not have a quoted market price in an active market and where fair value is insufficiently reliable, and changes in fair value are recorded in other comprehensive income. Financial assets classified as loans and receivables and financial liabilities classified as other liabilities are initially measured at fair value and subsequently measured at amortized cost, using the effective interest rate method of amortization.

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk-management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Corporation assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(h)	Financial instruments (continued)

Derivative financial instruments and hedge accounting (continued)

The Corporation enters into the following types of derivative financial instruments:

•

The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

•

The Corporation uses cross-currency interest rate swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt, and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars are designated as cash flow hedges. The Corporation’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

Under hedge accounting, the Corporation applies the following accounting policies:

•

For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

•

For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Any change in the fair value of these derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as a gain or loss on valuation and translation of financial instruments.

(i)	Financing fees

Financing fees related to long-term debt are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(j)	Tax credits and government assistance

The Corporation receives tax credits mainly related to its research and development activities. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are met.

(k)	Cash, cash equivalents and temporary investments

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consisted mainly of Bankers’ acceptances and term deposits.

Temporary investments consisted of high-quality money market instruments. These temporary investments, classified as held for trading, are recorded at fair value.

(l)	Accounts receivable

Accounts receivable are stated at their nominal value, less an allowance for doubtful accounts. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. Individual accounts receivable are written off when management deems them not collectible.

(m)	Inventories

Inventories are valued at the lower of cost, determined by the weighted-average cost method, or net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. When the circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed.

(n)	Fixed assets

Fixed assets are stated at cost. Cost represents the acquisition costs, net of government assistance and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct cable and mobile networks, the cost includes equipment, direct labour and direct overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction.

Borrowing costs are also included in the cost of self-constructed fixed assets when the development of the asset commenced after January 1, 2010. Future expenditures, such as maintenance and repairs, are expensed as incurred.

Amortization is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life

Buildings and their components	25 to 40 years
Furniture and equipment	3 to 7 years
Receiving, distribution and telecommunication networks	3 to 20 years
Subscriber’s equipment	3 to 7 years

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(n)	Fixed assets (continued)

Amortization methods, residual values, and the useful lives of significant fixed assets are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

Leasehold improvements are amortized over the shorter of the term of the lease or economic life.

The Corporation does not record any decommissioning obligations in connection with its cable distribution networks. The Corporation expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date so far into the future that the present value of the restoration costs is insignificant for these assets. A decommissioning obligation is however recorded for the rental of sites related to the mobile network.

(o)	Goodwill and intangible assets

Goodwill

For all business acquisitions entered into since January 1, 2010, goodwill initially arising from a business acquisition is measured and recognized as the excess of the fair value of the consideration paid over the fair value of the recognized identifiable assets acquired and liabilities assumed. When the Corporation acquires less than 100% of the equity interests in the business acquired at the acquisition date, goodwill attributable to the non-controlling interests is also recognized at fair value.

For business acquisitions that occurred prior to January 1, 2010, goodwill represented the excess of the cost of acquisition over the Corporation’s interest in the fair value of the identifiable assets and liabilities of the business acquired at the date of acquisition. No goodwill attributable to the non-controlling interest was recognized.

Goodwill is allocated as at the date of a business acquisition to a CGU for purposes of impairment testing (note 1 (e)). The allocation is made to the CGU or group of CGUs expected to benefit from the synergies of the business acquisition.

Intangible assets

Internally generated intangible assets are mainly comprised of costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Borrowing costs directly attributable to the acquisition, construction or production of an intangible asset that commenced after January 1, 2010 are also included as part of the cost of that asset during the development phase.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(o)	Goodwill and intangible assets (continued)

Intangible assets (continued)

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful life
Advanced mobile services (“AWS”) spectrum licences[1]	10 years
Software and other intangible assets	3 to 7 years
[1]	The useful life represents the initial term of the licences issued by Industry Canada.

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

(p)	Provisions

Provisions are recognized when (i) the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and when (ii) the amount of the obligation can be reliably estimated.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statement of income in the reporting period in which changes occur.

(q)	Stock-based compensation

Stock-based awards to employees that call for settlement in cash or other assets at the option of the employee are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

Estimates of the fair value of stock-based awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant.

(r)	Pension plans and postretirement benefits

The Corporation offers defined contribution pension plans and defined benefit pension plans to some of its employees.

(i)	Defined contribution pension plans

Under its defined contribution pension plans, the Corporation pays fixed contributions to participating employees’ pension plans and it has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefits in the consolidated statements of income when the contributions become due.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(r)	Pension plans and postretirement benefits (continued)

(ii)	Defined benefit pension plans and postretirement plans

Defined benefit pension plan costs are determined using actuarial methods and are accounted for using the projected unit credit method, which incorporates management’s best estimates of future salary levels, other cost escalations, retirement ages of employees, and other actuarial factors. Defined benefit pension costs recognized in the consolidated statements of income include the following:

•	cost of pension plan benefits provided in exchange for employee services rendered during the year;

•	interest cost of pension plan obligations;

•	expected return on pension fund assets;

•	recognition of prior service costs on a straight-line basis over the vesting period.

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

Actuarial gains and losses are recognized immediately through other comprehensive income and within retained earnings. Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a given period and the expected rate of return on plan assets for that period, experience adjustments on liabilities, or changes in actuarial assumptions used to determine the defined benefit obligation.

The recognition of the net benefit asset under certain circumstances is limited to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. Changes in the net benefit asset limit or in the minimum funding liability are recognized immediately in other comprehensive income and within retained earnings.

The Corporation also offers health and life insurance plans and cable services to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The benefits related to these plans are funded by the Corporation as they become due.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(s)	Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best judgment and information available at the time of the assessment date, actual results could differ from these estimates. The following significant areas require management to use assumptions and to make estimates:

Accounting subject	Significant areas of use of estimates and judgment
Impairment of assets	• fair value less costs to sell • value in use of an asset or CGU using a discounting cash flow method
Derivative financial instruments, including embedded derivatives not closely related to the host contract

•   fair value of derivative financial instruments using valuation models based on a number of assumptions such as contractual future cash flows, period-end swap rates, foreign exchange rates, and credit default premium

•   fair value of embedded derivatives related to early settlement option on debt determined with option pricing models using market inputs, including volatility and discount factors

•   assessment of the hedge relationship effectiveness

Pension and postretirement benefit plans

•   costs and obligations related to pension and postretirement benefit obligations, which are based on a number of assumptions, such as the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, retirement age of employees, health care costs, and other actuarial factors

Allowance for doubtful accounts	• estimation of potential losses arising from customers’ inability to make required payments on a portion of accounts receivables
Inventories	• identification of inventory becoming obsolete and not being able to be sold to customers • estimates of future sales used to determine net realizable values of inventories
Provisions

•   estimates of expenditure required to settle a present obligation or to transfer it to third parties at the date of assessment

•   assessment of the probable outcomes of legal proceedings or other contingency

Asset amortization	• residual value and useful life of assets subject to amortization
Deferred income taxes

•   projections of future taxable income and the recoverability of deferred tax assets

•   probability that a tax benefit will be realized or that an income tax liability is no longer probable in order to assess uncertain tax positions considering tax interpretation, legislation, risk or other relevant factor

Government assistance	• establishing reasonable assurance that government subsidies will be realized
Stock-based compensation

•   fair value of the Corporation’s stock-based compensation liability determined using an option-pricing model based on a number of assumptions, including risk-free interest rate, dividend yield, expected volatility and remaining life of the options

Cable connection revenues	• estimates of the average period that subscribers are expected to remain connected to the telecommunications network

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(t)	Recent accounting pronouncements

The Corporation has not early adopted the following new standards and adoption impacts on the consolidated financial statements have not yet been determined:

Amended standards	Expected changes to existing standards
IFRS 9 — Financial Instruments (Effective from periods beginning January 1, 2015 with early adoption permitted)	IFRS 9 simplifies the measurement and classification for financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.
IFRS 10 — Consolidated Financial Statements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 10 replaces SIC-12 Consolidation — Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent corporation.
IFRS 11 — Joint Arrangements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.
IFRS 12 — Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.
IAS 19 — Post-employment Benefits (Including Pensions) (Amended) (Effective from periods beginning January 1, 2013 with retrospective application)	Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the statement of income. IAS 19 allows amounts recorded in other comprehensive income to be recognized either immediately in retained earnings or as a separate category within equity. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

2.	Cost of sales and operating expenses

The main components are as follows:

	2011	2010

Employee costs	$444,381	$384,097
Royalties and rights	386,453	359,945
Cost of sales	162,541	104,113
Subcontracting costs	116,251	113,003
Marketing and distribution expenses	62,487	61,333
Other	277,557	273,157
	1,449,670	1,295,648
Employee costs capitalized to fixed assets and intangible assets	(117,735)	(114,113)
	$1,331,935	$1,181,535

3.	Financial expenses

	2011	2010

Third parties:
Interest on long-term debt	$159,491	$153,619
Amortization of financing costs and long-term debt premium or discount	4,238	3,556
Loss on foreign currency translation on short-term monetary items	1,550	3,214
Other	(1,486)	(1,552)
	163,793	158,837
Affiliated corporations:
Interest expense (net of interest income)	116,603	169,374
Dividend income (net of dividend expense)	(122,354)	(175,018)
	(5,751)	(5,644)
	$158,042	$153,193

4.	Gain on valuation and translation of financial instruments

	2011	2010

Gain on embedded derivatives	$(56,730)	$(25,360)
Loss on the ineffective portion of fair value hedges	588	987
	$(56,142)	$(24,373)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

5.	Restructuring of operations and other special items

	2011	2010

Restructuring of operations	$14,802	$13,881
Gain on debt refinancing (note 6)	(2,713)	–
Other special items	530	(2,501)
	$12,619	$11,380

In 2010, the Corporation launched its new advanced mobile network. Since then, the Corporation has been incurring costs for the migration of its existing Mobile Virtual Network Operator subscribers to its new mobile network. A charge of $14.8 million was recorded in 2011 ($13.9 million in 2010). As of December 31, 2011, the Corporation has substantially completed the conversion process.

In 2011, other special items include other restructuring charges of $0.5 million ($0.6 million in 2010). A gain of $3.3 million related to the sale of assets and an impairment charge of $0.2 million were also recorded in 2010.

6.	Gain on debt refinancing

On July 18, 2011, the Corporation redeemed and retired US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due in 2014 and settled its related hedging contracts, representing a total cash consideration of $303.1 million. This transaction resulted in a total gain of $2.7 million (before income taxes).

7.	Business acquisition

On May 1, 2011, the Corporation acquired Jobboom Inc., a subsidiary of an affiliated corporation, for a total cash consideration of $32.1 million. Since the transaction occurred between wholly-owned subsidiaries of the parent corporation, the acquisition was accounted for using the continuity of interest method and the cash consideration paid was recorded in reduction of retained earnings. Comparative figures have been restated as if the Corporation and the new subsidiary had always been combined.

The following table summarizes the impact of the acquisition of Jobboom Inc.’s net assets on the Corporation’s consolidated balance sheets:

	May 1, 2011	December 31, 2010	January 1, 2010

Jobboom Inc.
Total assets	$27,786	$29,269	$32,593
Total liabilities	7,070	12,013	23,094
Increase in net assets	$20,716	$17,256	$9,499

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

8.	Income taxes

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 28.4% in 2011 (29.9 % in 2010) and income taxes in the consolidated statements of income:

	2011	2010

Income taxes at domestic statutory tax rate	$163,620	$183,985
Increase (reduction) resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(10,567)	(9,281)
Tax consolidation transactions with the parent corporation and affiliated corporations	(50,348)	(53,831)
Other	4,170	(9,856)
Income taxes	$106,875	$111,017

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets			Consolidated income statements
	December 31, 2011	December 31, 2010	January 1, 2010	2011	2010

Loss carryforwards	$41,728	$11,890	$9,363	$45,457	$(10,173)
Accounts payable, accrued charges and provisions	4,512	5,814	7,349	(1,302)	(2,734)
Defined benefit plans	14,271	6,808	5,115	(1,237)	(8)
Fixed assets	(318,875)	(275,529)	(222,568)	(43,346)	(52,961)
Goodwill and intangible assets	(50,677)	(45,853)	(24,263)	(4,824)	(21,590)
Benefit from a general partnership	(108,646)	–	–	(108,646)	–
Long-term debt and derivative financial instruments	(20,807)	(3,646)	4,211	(14,082)	(6,582)
Other	(10,979)	(9,535)	(14,698)	(1,444)	10,406
	$(449,473)	$(310,051)	$(235,491)	$(129,424)	$(83,642)

Changes in the net deferred income tax liability are as follows:

	2011	2010

Balance as of beginning of the year	$(310,051)	$(235,491)
Recognized in statement of income	(129,424)	(83,642)
Recognized in other comprehensive income	5,621	1,297
Tax consolidation transactions (note 25)	(15,600)	9,375
Other	(19)	(1,590)
Balance as of the end of the year	$(449,473)	$(310,051)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

8.	Income taxes (continued)

The deferred income tax assets and liabilities are as follows:

	000000000..00	000000000..00	000000000..00
	December 31, 2011	December 31, 2010	January 1, 2010

Deferred income tax asset	$5,243	$6,134	$9,498
Deferred income tax liability	(454,716)	(316,185)	(244,989)
Net deferred income tax liability	$(449,473)	$(310,051)	$(235,491)

As of December 31, 2011, the Corporation had operating loss carryforwards for income tax purposes of $136.9 million available to reduce future taxable income that will expire between 2029 and 2031.

The Corporation has not recognized a deferred income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Corporation does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings might become taxable.

There are no income tax consequences attached to the payment of dividends in either 2011 or 2010 by the Corporation to its shareholder.

9.	Inventories

	000000000..00	000000000..00	000000000..00
	December 31, 2011	December 31, 2010	January 1, 2010

Subscriber’s equipment	$101,221	$76,979	$23,853
Network materials	21,383	19,058	14,683
Other materials	266	512	489
	$122,870	$96,549	$39,025

Cost of inventories included in cost of sales, operating expenses and restructuring of operations amounted to $143.6 million in 2011 ($113.8 million in 2010). Write-downs of inventories totalling $13.3 million were recognized in cost of sales, operating expenses and restructuring of operations in 2011 ($1.0 million in 2010).

10.	Subordinated loan from parent corporation

	000000000..00	000000000..00	000000000..00
	December 31, 2011	December 31, 2010	January 1, 2010
Subordinated loan – Quebecor Media Inc.	$1,630,000	$1,630,000	$1,260,000

On September 15, 2010, the Corporation contracted a subordinated loan of $1.3 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on September 15, 2025. On the same day, the Corporation invested the total proceeds of $1.3 billion into 1,300,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

10.	Subordinated loan from parent corporation (continued)

On December 20, 2010, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 930,000 preferred shares, Series B, for a total cash consideration of $930.0 million, including cumulative dividends of $68.5 million. On the same day, the Corporation used the total proceeds of $930.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

11.	Fixed assets

For the years ended December 31, 2011 and 2010, changes in the net carrying amount of fixed assets are as follows:

	Land and buildings	Furniture and equipment	Receiving and distribution networks	Subscribers’ equipment	Projects under development	Total
Cost:
Balance as of January 1, 2010	$100,808	$234,043	$3,057,843	$165,141	$143,956	$3,701,791
Additions	10,326	43,123	323,396	34,303	239,998	651,146
Net change in additions financed with accounts payable	–	211	860	(890)	19,499	19,680
Reclassification and other items	–	59,405	231,683	–	(293,027)	(1,939)
Retirement or disposals	570	(40,513)	(9,481)	(12,844)	–	(62,268)
Balance as of December 31, 2010	111,704	296,269	3,604,301	185,710	110,426	4,308,410
Additions	16,323	53,591	324,331	99,636	231,523	725,404
Net change in additions financed with accounts payable	–	(927)	23,469	(912)	4,705	26,335
Reclassification and other items	(151)	29,523	253,993	–	(284,365)	(1,000)
Retirement or disposals	(179)	(1,874)	(21,476)	(20,095)	–	(43,624)
Balance as of December 31, 2011	$127,697	$376,582	$4,184,618	$264,339	$62,289	$5,015,525

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

11.	Fixed assets (continued)

	Land and buildings	Furniture and equipment	Receiving and distribution networks	Subscribers’ equipment	Projects under development	Total

Accumulated amortization:
Balance as of January 1, 2010	$(35,639)	$(145,132)	$(1,662,061)	$(86,725)	$–	$(1,929,557)
Amortization	(4,380)	(27,512)	(195,516)	(27,061)	–	(254,469)
Retirement and disposals	(775)	39,418	9,330	7,243	–	55,216
Balance as of December 31, 2010	(40,794)	(133,226)	(1,848,247)	(106,543)	–	(2,128,810)
Amortization	(4,060)	(37,926)	(246,993)	(33,899)	–	(322,878)
Retirement and disposals	146	1,841	20,478	15,913	–	38,378
Balance as of December 31, 2011	$(44,708)	$(169,311)	$(2,074,762)	$(124,529)	$–	$(2,413,310)

Net carrying amount:
As of January 1, 2010	$65,169	$88,911	$1,395,782	$78,416	$143,956	$1,772,234
As of December 31, 2010	70,910	163,043	1,756,054	79,167	110,426	2,179,600
As of December 31, 2011	$82,989	$207,271	$2,109,856	$139,810	$62,289	$2,602,215

12.	Intangible assets

For the years ended December 31, 2011 and 2010, changes in the net carrying amount of intangible assets are as follows:

	AWS spectrum licenses	Software and other intangible assets	Projects under development	Total
Cost:
Balance as of January 1, 2010	$458,149	$195,321	$125,747	$779,217
Additions	–	44,229	28,015	72,244
Net change in additions financed with accounts payable	–	(3,029)	(62)	(3,091)
Reclassification and other items	–	36,818	(36,659)	159
Retirement and disposals	–	(975)	–	(975)
Balance as of December 31, 2010	458,149	272,364	117,041	847,554
Additions	–	50,278	22,975	73,253
Net change in additions financed with accounts payable	–	2,626	(5)	2,621
Reclassification and other items	–	14,602	(14,765)	(163)
Balance as of December 31, 2011	$458,149	$339,870	$125,246	$923,265

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

12.	Intangible assets (continued)

The cost of internally generated intangible assets, mainly composed of software and licences, was $247.4 million as of December 31, 2011 ($198.0 million as of December 31, 2010 and $148.2 million as of January 1, 2010). For the year ended December 31, 2011, the Corporation recorded additions of internally generated intangible assets of $49.4 million ($49.8 million in 2010).

	AWS spectrum licenses	Software and other intangible assets	Projects under development	Total
Accumulated amortization:

Balance as of January 1, 2010	$–	$(89,666)	$–	$(89,666)
Amortization	(14,480)	(22,789)	–	(37,269)
Retirements, disposals and other items	–	351	–	351
Balance as of December 31, 2010	(14,480)	(112,104)	–	(126,584)
Amortization	(52,388)	(32,867)	–	(85,255)
Balance as of December 31, 2011	$(66,868)	$(144,971)	$–	$(211,839)
Net carrying amount:

As of January 1, 2010	$458,149	$105,655	$125,747	$689,551
As of December 31, 2010	443,669	160,260	117,041	720,970
As of December 31, 2011	$391,281	$194,899	$125,246	$711,426

The accumulated amortization of internally generated intangible assets, mainly composed of software and licences, was $83.5 million as of December 31, 2011 ($63.3 million as of December 31, 2010 and $50.1 million as of January 1, 2010). For the year ended December 31, 2011, the Corporation recorded $20.2 million of amortization ($13.2 million in 2010) for internally generated intangible assets.

The net carrying value of internally generated intangible assets was $163.9 million as of December 31, 2011 ($134.7 million as of December 31, 2010 and $98.1 million as of January 1, 2010).

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

13.	Goodwill

For the years ended December 31, 2011 and 2010, changes in the net carrying amount of goodwill are as follows:

Cost:

Balance as of January 1, 2010 and December 31, 2010	$484,786
Business acquisitions	70
Balance as of December 31, 2011	$484,856

Accumulated amortization:

Balance as of January 1, 2010, December 31, 2010 and 2011	$(33,311)

Net carrying amount:

As of January 1, 2010	$451,475
As of December 31, 2010	451,475
As of December 31, 2011	451,545

The net carrying amount of goodwill as of December 31, 2011 and 2010 and as of January 1, 2010 is allocated to the following significant groups of CGUs:

	December 31, 2011	December 31, 2010	January 1, 2010
Group of CGUs
Telecommunications	$432,045	$431,975	$431,975
Web solutions	19,500	19,500	19,500
Total	$451,545	$451,475	$451,475

Recoverable amounts

The recoverable amounts were determined based on value in use with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate value in use, consisting of future cash flows derived from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A range of growth rates is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGUs participate.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

13.	Goodwill (continued)

Recoverable amounts (continued)

The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed as of April 1, 2011 and January 1, 2010:

	April 1, 2011		January 1, 2010
Group of CGUs	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate
Telecommunications[1]	10.19%	3.00%	10.19%	3.00%
Web solutions[2]	15.00	3.00	–	–

[1]

As allowed by IAS 36 “Impairment of assets”, recoverable amounts calculated as of January 1, 2010 were used in the 2011 impairment test performed for this CGU. Accordingly, pre-tax discount rates and perpetual growth rates are the same as of April 1, 2011 and as of January, 1, 2010.

[2]	A goodwill impairment test was performed on this CGU as of May 1, 2011, the date this new CGU was acquired (note 7).

Sensitivity of recoverable amounts

An incremental increase in the pre-tax discount rate of 9.4% and an incremental decrease in the perpetual growth rate of 11.2% would have been required in the most recently performed test for the recoverable amount to equal the carrying value of the Telecommunications CGU as of April 1, 2011.

14.	Other assets

	December 31, 2011	December 31, 2010	January 1, 2010

Deferred connection costs	$38,658	$35,269	$28,616
Other	4,776	10,759	12,054
	$43,434	$46,028	$40,670

15.	Accounts payable and accrued charges

	December 31, 2011	December 31, 2010	January 1, 2010

Accounts payable and accrued	$343,534	$294,403	$292,801
Salaries and employees benefits	70,906	61,350	52,995
Interest payable	15,607	21,084	19,325
Stock-based compensation	5,580	5,325	7,842
	$435,627	$382,162	$372,963

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

16.	Provisions and contingencies

	Contingencies and legal disputes	Contractual obligations and other	Total

Balance as of December 31, 2010	$1,937	$17,548	$19,485
Net change in income	1,214	1,262	2,476
Payments	(163)	(12,489)	(12,652)
Other	–	963	963
Balance as of December 31, 2011	$2,988	$7,284	$10,272

Current portion	$2,988	$4,395	$7,383
Non-current portion[1]	–	2,889	2,889

[1]	The non-current portion of provisions and contingencies is included in other liabilities (note 18)

The recognition of provisions, in term of both timing and amounts, requires the exercise of judgment based on relevant circumstances and events, which can be subject to change over time. Provisions are primarily comprised of the following:

Contingencies and legal disputes

There exists a number of legal proceedings against the Corporation and its subsidiaries that are pending. In the opinion of the management of the Corporation and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

Management of the Corporation, after taking legal advice, has established provisions for specific claims or actions considering the facts of each case. The Corporation cannot determine when and if a payment related to these provisions will be made.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

17.	Long-term debt

	00000000000000		00000000000000	00000000000000	00000000000000
	Effective interest rate as of December 31, 2011		December 31, 2011	December 31, 2010	January 1, 2010

Bank credit facility (i)	2.81%		69,643	–	–
Senior Notes (ii) (note 6)	(ii	)	1,898,408	1,826,729	1,613,848
Total long-term debt			1,968,051	1,826,729	1,613,848

Change in fair value related to hedged interest rate risk			16,166	28,442	20,589
Adjustments related to embedded derivatives			(97,929)	(43,472)	(18,112)
Financing fees, net of amortization			(29,231)	(25,623)	(24,004)
			(110,994)	(40,653)	(21,527)
Less: current portion			10,714	–	–
			$1,846,343	$1,786,076	$1,592,321

(i)	The bank credit facilities provide for a $575.0 million secured revolving credit facility that matures in July 2016 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance, Canadian prime or U.S. prime rates, plus a margin, depending on the Corporation’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate and CAD LIBOR, plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and its wholly-owned subsidiaries. As of December 31, 2011, the bank credit facilities of the Corporation were secured by assets with a carrying value of $5,990.0 million ($5,505.5 million in 2010, as restated). The bank credit facilities contain covenants such as maintaining certain financial ratios, limiting its ability to incur additional indebtedness and restricting the payment of dividends and other distributions. As of December 31, 2011 and 2010, no amount was drawn on the revolving credit facility. As of December 31, 2011, $69.6 million (none in 2010) was outstanding on the secured export financing facility.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

17.	Long-term debt (continued)

(ii)	The Senior Notes contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. The notes are unsecured and are redeemable at the option of the issuer, in whole or in part, at a decreasing premium during the last five years of the term of the notes or at a price based on a make-whole formula prior to that period. The notes are guaranteed by specific subsidiaries of the Corporation and, on a non-consolidated basis, the Corporation has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any non-guarantor subsidiaries are minor. The following table summarized terms of the outstanding Senior Notes as of December 31, 2011:

Principal amount	Annual nominal interest rate	Effective interest rate (after discount or premium at issuance)	Maturity date	Interest payable every 6 months on

US$ 395,000	6.875%	6.871%	January 15, 2014	January and July 15
US$ 175,000	6.375%	6.444%	December 15, 2015	December and June 15
US$ 715,000	9.125%	9.370%	April 15, 2018	December and June 15
$ 300,000[1]	7.125%	7.125%	January 15, 2020	December and June 15
$ 300,000[2]	6.875%	6.875%	July 15, 2021	December and June 15

[1]	The notes were issued in January 2010 for net proceeds of $293.9 million, net of financing fees of $6.1 million
[2]	The notes were issued in July 2011 for net proceeds of $294.8 million, net of financing fees of $5.2 million

On December 31, 2011, the Corporation and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2012	$10,714
2013	10,714
2014	412,485
2015	188,377
2016	10,714
2017 and thereafter	1,335,047

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

18.	Other liabilities

	Note	December 31, 2011	December 31, 2010	January 1, 2010
Deferred revenue		$39,431	$36,293	$29,486
Defined benefit plans	26	59,512	31,371	28,649
Stock-based compensation[1]	20	2,426	5,431	268
Advance from affiliated corporation		–	4,943	16,024
Asset retirement obligation		2,889	1,769	–
Other		204	228	110
		$104,462	$80,035	$74,537

[1]	The current portion of stock-based compensation is included in accounts payable and accrued charges (note 15).

19.	Capital stock

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of January 1, 2010	2,515,277	$1
Issuance of capital stock (note 25)	1,552	3,400
Balance as of December 31, 2011 and 2010	2,516,829	$3,401

20.	Stock-based compensation plan

(a)	Parent corporation stock-based compensation plan

Under a stock option plan established by the parent corporation, options have been granted to officers and senior employees of the Corporation. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of the parent corporation at the date of grant, as determined by the parent corporation’s Board of Directors (if the common shares of the parent corporation are not listed on a stock exchange at the

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

20.	Stock-based compensation plan (continued)

(a)	Parent corporation stock-based compensation plan (continued)

time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the common shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the common shares of the parent corporation are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the common shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the common shares, as determined by the parent corporation’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase common shares of the parent corporation at the exercise price. Except under specific circumstances, and unless the Compensation Committee of the parent corporation decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The vesting on 400,000 options is also subject to market-related performance criteria as the achievement of specific targets in regards to the fair value of the parent corporation’s shares in the future.

The following table gives summary information on outstanding options granted as of December 31, 2011 and 2010:

	2011		2010
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	1,151,502	$40.34	1,276,235	$39.81
Granted	21,000	50.37	44,000	46.48
Exercised	(205,929)	39.69	(165,493)	36.88
Cancelled	(13,333)	44.45	(40,361)	44.32
Transferred	–	–	37,121	40.33
Balance at end of year	953,240	$40.64	1,151,502	$40.34

Vested options at end of year	220,829	$44.03	145,407	$42.05

During the year ended December 31, 2011, 205,929 stock options of the parent corporation were exercised for a cash consideration of $2.1 million (165,493 stock options for $2.1 million in 2010).

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

20.	Stock-based Compensation Plan (continued)

(a)	Parent corporation stock-based compensation plan (continued)

The following table gives summary information on outstanding options as of December 31, 2011:

		Outstanding options		Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$ 30.47 to 37.91	464,444	7.62	$36.05	9,694	$32.81
44.45 to 50.37	488,796	6.08	45.01	211,135	44.55
$ 30.47 to 50.37	953,240	6.83	$40.64	220,829	$44.03

(b)	Assumptions to estimate the fair value of stock-based awards

The fair value of stock-based awards under the stock option plan of the parent corporation was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2011 and 2010 and January 1, 2010:

	December 31, 2011	December 31, 2010	January 1, 2010

Risk-free interest rate	1.16%	2.14%	2.59%
Dividend yield	1.66%	1.61%	1.31%
Expected volatility	29.74%	34.59%	35.58%
Expected remaining life	2.8 years	3.4 years	4.2 years

Since the common shares of the parent corporation are not publicly traded on a stock exchange, expected volatility is derived from the implied volatility of the ultimate parent corporation’s stock. The expected remaining life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate over the expected remaining life of the option is based on the Government of Canada yield curve in effect at the time of the valuation. Dividend yield is based on the current average yield.

(c)	Liability of vested options

As of December 31, 2011, the liability for all vested options was $1.0 million as calculated by using the intrinsic value ($1.2 million as of December 31, 2010 and $0.9 million as of January 1, 2010).

(d)	Consolidated compensation charge

For the year ended December 31, 2011, a net reversal of the consolidated compensation charge related to the stock-based compensation plan was recorded in the amount of $0.7 million (net consolidated charge of $4.7 million in 2010).

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

21.	Accumulated other comprehensive loss

Amounts accounted for in the accumulated other comprehensive loss relate solely to cash flow hedges.

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 1/4-year period.

22.	Commitments

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services and capital equipment that call for total future payments of $236.9 million, including an amount of $61.6 million for future rent payments to the ultimate parent corporation. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments

2012	$47,149	$20,132
2013 to 2016	79,194	9,072

2017 and thereafter	81,374	–

The Corporation and its subsidiaries’ operating lease expenses amounted to $40.8 million in 2011 ($33.6 million in 2010).

23.	Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of these lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, a subsidiary of the Corporation has provided guarantees to the lessor of premises leases for certain videostore franchisees, with expiry dates through 2017. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2011, the maximum exposure with respect to these guarantees was $17.0 million and no liability has been recorded in the consolidated balance sheet. The Corporation has not made any payments relating to these guarantees in prior years.

Outsourcing companies and suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these indemnifications. The Corporation has not made any payments relating to these guarantees in prior years.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	Financial instruments and financial risk management

The Corporation’s financial risk management policies have been established in order to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Corporation’s activities.

As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations. In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and variable rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Corporation designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Currencies (sold/bought)	Maturing	Average exchange rate	Notional amount (in millions of dollars)

$/US$	Less than 1 year	0.9936	$ 122.4

(ii)	Cross-currency interest rate swaps

	Period covered	Notional amount		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	Canadian dollar exchange rate on interest and capital payments per one U.S. dollar

Senior Notes	2004 to 2014	US$	60,000	Bankers’ acceptances 3 months + 2.80%	6.875%	1.2000

Senior Notes	2003 to 2014	US$	200,000	Bankers’ acceptances 3 months + 2.73%	6.875%	1.3425

Senior Notes	2003 to 2014	US$	135,000	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175,000	5.98%	6.375%	1.1781

Senior Notes	2008 to 2018	US$	455,000	9.65%	9.125%	1.0210

Senior Notes	2009 to 2018	US$	260,000	9.12%	9.125%	1.2965

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	Financial instruments and financial risk management (continued)

(b)	Fair value of financial instruments

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges due to external or related parties, and provisions (classified as other liabilities), approximates their fair value since these items will be realized or paid within one year or are due on demand. Other financial instruments classified as loans and receivables or as available for sale are not significant and their carrying value approximates their fair value.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

In accordance with IFRS 7, Financial Instruments: Disclosures, the Corporation has considered the following fair value hierarchy that reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of cash equivalents and temporary investments classified as held for trading and accounted for at their fair value on the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Corporation. Accordingly, financial derivative instruments are classified as Level 3 under the fair value hierarchy.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility and discount factors.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	Financial instruments and financial risk management (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2011 and 2010 are as follows:

	2011		2010
	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(1,968,051)	$(2,064,400)	$(1,826,729)	$(1,934,400)

Derivative financial instruments
Early settlement options	106,733	106,733	54,846	54,846
Foreign exchange forward contracts	3,207	3,207	(2,383)	(2,383)
Cross-currency interest rate swaps	(222,212)	(222,212)	(286,649)	(286,649)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The following table shows changes to the carrying value or fair value of derivative financial instruments (Level 3) in 2011 and 2010:

	2011	2010

Asset (liability)
Balance as of beginning of year	$(289,032)	$(229,392)
Loss recognized in the consolidated statement of income[1,2]	(2,128)	(15,178)
Gain (loss) recognized in other comprehensive income[3]	20,030	(44,462)
Settlement (note 6)	52,125	–
Balance as of end of year	$(219,005)	$(289,032)

[1]	All gains or losses were related to derivative instruments held as of December 31, 2011 and December 31, 2010.
[2]	The loss is offset by a gain on valuation and translation of long-term debt of $1.5 million in 2011 ($14.2 million in 2010).
[3]	The gain is offset by a loss on translation of long-term debt of $18.9 million in 2011 (loss offset by a gain of $64.4 million in 2010).

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments as of December 31, 2011, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$1,240	$6,089
Decrease of 100 basis points	(1,240)	(6,089)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	Financial instruments and financial risk management (continued)

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2011, no customer balance represented a significant portion of the Corporation’s consolidated accounts receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $12.1 million as of December 31, 2011 ($14.3 million as of December 31, 2010, restated). As of December 31, 2011, 6.1% of accounts receivable were 90 days past their billing date (6.2% as of December 31, 2010).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2011 and 2010:

	2011	2010
		(restated, note 7)

Balance as of beginning of year	$14,326	$16,051
Charged to income	18,911	20,329
Utilization	(21,150)	(22,054)
Balance as of end of year	$12,087	$14,326

The Corporation believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

As a result of its use of derivative financial instruments, the Corporation is exposed to the risk of non-performance by a third-party. When the Corporation enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk management policy and are subject to concentration limits.

(d)	Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.7 years as of December 31, 2011 and 2010.

Corporation management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly-owned subsidiaries.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	Financial instruments and financial risk management (continued)

(d)	Liquidity risk management (continued)

As of December 31, 2011, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Accounts payable and accrued charges	$435,627	$435,627	$–	$–	$–
Amounts payable to affiliated corporations	23,789	23,789	–	–	–
Long-term debt[1]	1,968,051	10,714	423,199	199,092	1,335,046
Interest payments[2]	966,106	146,051	305,193	253,131	261,731
Derivative instruments[3]	221,753	–	119,944	28,138	73,671

Total	$3,615,326	$616,181	$848,336	$480,361	$1,670,448

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of December 31, 2011.
[3]	Estimated future disbursements, net of future receipts, on derivative financial instruments related to foreign exchange hedging.

The table above excludes obligations under subordinated loans from the parent corporation for which proceeds are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries (see note 10).

(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates and/or interest rates will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, mobile devices and cable modems and certain capital expenditures, are received or denominated in CAD dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding as of December 31, 2011 and to hedge its exposure on certain purchases of set-top boxes, mobile devices, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	Financial instruments and financial risk management (continued)

(e)	Market risk (continued)

Foreign currency risk (continued)

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAD dollar per one U.S. dollar as of December 31, 2011:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
U.S. dollar-denominated accounts payable	$(872)	$–
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	(557)	43,774

Decrease of $0.10
U.S. dollar-denominated accounts payable	872	–
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	557	(43,774)

Interest rate risk

The Corporation’s revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) Canadian or U.S. bank prime rate and (iii) CAD LIBOR. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2011, after taking into account the hedging instruments, long-term debt was comprised of 81.4% fixed rate debt (76.7% in 2010) and 18.6% floating rate debt (23.3% in 2010).

The estimated sensitivity on financial expense for floating rate debt, before income tax, of a 100 basis-point variance in the year-end Canadian Banker’s acceptance rate as of December 31, 2011 is $4.1 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2011, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$373	$5,826

Decrease of 100 basis points	(373)	(5,826)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	Financial instruments and financial risk management (continued)

(f)	Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations, and the level of distributions to the parent corporation. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, long-term debt and net assets and liabilities related to derivative financial instruments, less cash and cash equivalents and temporary investments. The capital structure is as follows:

	December 31, 2011	December 31, 2010	January 1, 2010

Long-term debt	$1,857,057	$1,786,076	$1,592,321
Derivative financial instruments	219,005	289,032	229,392
Cash and cash equivalents	(95,016)	(96,335)	(150,309)
Temporary investments	–	–	(30,000)
Net liabilities	1,981,046	1,978,773	1,641,404
Equity	$1,006,541	$734,245	$651,785

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

25.	Related party transactions

Key management personnel compensation

Key management personnel are comprised of the Board of Directors members of the Corporation and its main subsidiaries and key senior management. Their compensation is as follows:

	2011	2010
Salaries and short-term benefits	$4,754	$4,136
Post-employment benefits	336	242
Share-based compensation	(312)	3,917
Other long-term benefits	2,712	2,495
	$7,490	$10,790

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	Related party transactions (continued)

Operating transactions

During the year ended December 31, 2011, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent corporation and affiliated corporations, which are included in cost of sales and operating expenses. The Corporation and its subsidiaries also made sales to the parent corporation and affiliated corporations. These transactions were concluded on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed between parties:

	2011	2010

Ultimate Parent and Parent Corporation:
Revenues	$620	$125
Cost of sales and operating expenses	6,728	5,803
Operating expenses recovered	(1,955)	(1,445)

Affiliated Corporations:
Revenues	12,443	9,655
Cost of sales and operating expenses	59,742	56,255
Operating expenses recovered	(1,908)	(529)

Amounts receivable from affiliated corporations:

	December 31, 2011	December 31, 2010	January 1, 2010

Ultimate Parent and Parent Corporation:
Accounts receivable	$5,528	$3,538	$4,561
Dividends receivable	5,814	5,330	4,120

Affiliated Corporations
Accounts receivable	22,049	1,740	6,001
	$33,391	$10,608	$14,682

Accounts payable to affiliated corporations:

	December 31, 2011	December 31, 2010	January 1, 2010

Ultimate Parent and Parent Corporation:
Accounts payable	$233	$4,611	$541
Interest payable	5,626	5,158	3,987

Affiliated Corporations
Accounts payable	17,930	13,479	16,990
	$23,789	$23,248	$21,518

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	Related party transactions (continued)

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $26.7 million in 2011 ($34.8 million in 2010). The agreement provides for an annual management fee to be agreed upon for the year 2012. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Tax transactions

On November 8, 2011, 9253-1920 Québec inc., a wholly-owned subsidiary of the Corporation, issued a subordinated loan of $3.95 billion to Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.25% payable every 6 months on June 20 and December 20 and maturing on November 8, 2026. On the same day, 9253-1920 Québec inc. issued 3,950,000 preferred shares, Class G to Sun Media Corporation for a total cash consideration of $3.95 billion.

On November 9, 2011, 9253-1920 Québec inc., a wholly-owned subsidiary of the Corporation, issued a subordinated loan of $3.8 billion to Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.25% payable every 6 months on June 20 and December 20 and maturing on November 9, 2026. On the same day, 9253-1920 Québec inc. issued 3,800,000 preferred shares, Class G to Sun Media Corporation for a total cash consideration of $3.8 billion.

On December 1, 2011, 9253-1920 Quebec Inc. redeemed from Sun Media Corporation 3,800,000 preferred shares, Class G, for a total cash consideration of $3.8 billion, including cumulative unpaid dividend of $25.8 million. On the same day, Sun Media Corporation used the total proceeds of $3.8 billion to repay its entire subordinated loan contracted from 9253-1920 Quebec Inc.

On December 2, 2011, 9253-1920 Quebec Inc. redeemed from Sun Media Corporation 3,950,000 preferred shares, Class G, for a total cash consideration of $3.95 billion, including cumulative unpaid dividend of $29.2 million. On the same day, Sun Media Corporation used the total proceeds of $3.95 billion to repay its entire subordinated loan contracted from 9253-1920 Quebec Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries, on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed between parties. A cash consideration of $15.6 million will be received in 2012 from Sun Media Corporation in exchange for the tax benefits transferred.

In 2010, the ultimate parent corporation transferred $26.4 million of non-capital losses to the Corporation in exchange for a cash consideration of $6.0 million. This transaction was concluded on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed between parties. As a result, the Corporation recorded a reduction of $2.7 million to its 2010 income tax expense.

On December 26, 2010, as part of the acquisition of Imprimerie Quebecor Media Inc. from the parent corporation, the Corporation issued 1,552 common shares series A for a total consideration of $3.4 million. This transaction was recorded at the carrying amount. As a result, the Corporation recorded future income tax assets of $3.4 million and a reduction of $3.0 million to its capital tax expense.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	Pension plans and postretirement benefits

The Corporation maintains various defined benefit and defined contribution plans. The Corporation’s policy is to maintain its contribution at a level sufficient to cover benefits. The Corporation provides postretirement benefits to eligible retired employees. The costs of these benefits, principally health care and cable services, are accounted for during the employee’s active service period.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2011 and 2010:

	Pension benefits		Postretirement benefits
	2011	2010	2011	2010
Change in benefit obligations
Benefit obligations at beginning of year	$ 147,387	$ 101,904	$12,898	$9,967
Service costs	11,364	5,952	464	336
Interest costs	7,970	6,424	711	629
Plan participants’ contributions	7,547	7,658	–	–
Actuarial loss	20,642	28,933	3,553	2,506
Benefits and settlements paid	(7,621)	(4,350)	(132)	(127)
Other	189	866	413	(413)

Benefit obligations at end of year	$ 187,478	$ 147,387	$17,907	$12,898

	Pension benefits		Postretirement benefits
	2011	2010	2011	2010
Change in plan assets
Fair value of plan assets at beginning of year	$ 128,915	$ 103,887	$–	$–
Actual return on plan assets	607	8,261	–	–
Employer contributions	16,351	12,670	132	127
Plan participants’ contributions	7,547	7,658	–	–
Benefits and settlements paid	(7,621)	(4,350)	(132)	(127)
Other	260	789	–	–

Fair value of plan assets at end of year	$ 146,059	$ 128,915	$–	$–

The plan assets are comprised of:

	December 31, 2011	December 31, 2010	January 1, 2010
Equity securities	58.7%	61.2%	60.8%
Debt securities	38.2	34.8	33.5
Other	3.1	4.0	5.7
	100.0%	100.0%	100.0%

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	Pension plans and postretirement benefits (continued)

As of December 31, 2011, plan assets included shares of the ultimate parent corporation in an amount of $0.9 million ($1.0 million as of December 31, 2010 and $0.8 million as of January 1, 2010).

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits			Postretirement benefits
	December 31, 2011	December 31, 2010	January 1, 2010	December 31, 2011	December 31, 2010	January 1, 2010
Reconciliation of funded status
Unfunded benefit obligations	$(187,478)	$(147,387)	$—	$(17,907)	$(12,898)	$(9,797)
Funded benefit obligations	—	—	(101,904)	—	—	—
Fair value of plan assets	146,059	128,915	103,887	—	—	—
Plan deficit	(41,419)	(18,472)	1,983	(17,907)	(12,898)	(9,797)
Asset limit and minimum funding adjustment	—	—	(20,834)	—	—	—
Net amount recognized	$(41,419)	$(18,472)	$(18,851)	$(17,907)	$(12,898)	$(9,797)

Components of actuarial losses are as follows:

	Pension benefits			Postretirement benefits
	2011	2010	2011		2010
Difference between the expected and actual return on plan assets:
(Loss) gain		$(8,161)	$1,178	$–	$–
As a proportion of plan assets	%	5.6%	0.9%	–%	–
Experience losses and changes in assumptions on benefit obligations:
Loss		$(20,642)	$(28,933)	$(3,553)	$(2,506)
As a proportion of benefit obligations	%	11.0%	19.6%	19.8%	19.4

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	Pension plans and postretirement benefits (continued)

Components of the net benefit costs are as follows:

	Pension benefits		Postretirement benefits
	2011	2010	2011	2010
Service costs	$11,364	$5,952	$464	$336
Interest costs	7,970	6,424	711	629
Expected return on plan assets	(8,768)	(7,083)	–	–
Net benefit costs	$10,566	$5,293	$1,175	$965

The expense related to defined contribution pension plans amounted to $7.8 million in 2011 ($7.1 million in 2010).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefits plans will be $16.4 million in 2012.

Assumptions

The expected long-term rate-of-return-on-assets assumption is selected by first identifying the expected range of long-term rates of return for each major asset class. The Corporation’s investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets. Expected long-term rates of return are developed based on long-term historical averages and current expectations of future returns. In addition, consideration is given to the extent active management is employed in each class and to inflation rates. A single expected long-term rate of return on plan assets is then calculated by weighting each asset class.

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The weighted average actuarial assumption used in measuring the Corporation’s benefit obligations as of December 31, 2011 and 2010 and current periodic benefit costs are as follows:

	Pension benefits		Postretirement benefits
	2011	2010	2011	2010
Benefit obligations
Rates as of year-end:
Discount rate	4.75%	5.25%	4.75%	5.25%
Rate of compensation increase	3.50	3.50	3.50	3.50

Current periodic costs
Rates as of preceding year-end:
Discount rate	5.25%	6.25%	5.25%	6.25%
Expected return on plan assets	7.00	7.00	–	–
Rate of compensation increase	3.50	3.75	3.50	3.75

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	Pension plans and postretirement benefits (continued)

Assumptions (continued)

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.0% at the end of 2011. The costs, as per the estimate, are expected to decrease gradually over the next fifteen years to 5.0% and to remain at that level thereafter.

27.	Transition to IFRS

These consolidated financial statements are the first financial statements the Corporation has prepared in accordance with IFRS, as described under accounting policies (note 1). The date of the opening balance sheet under IFRS and the Corporation’s date of transition to IFRS is January 1, 2010.

Prior to the adoption of IFRS, for all periods up to and including the year ended December 31, 2010, the Corporation’s consolidated financial statements were prepared in accordance with Canadian GAAP. The principal adjustments made by the Corporation in preparing its IFRS opening consolidated balance sheet as of January 1, 2010, and in restating its Canadian GAAP consolidated financial statements for the year ended December 31, 2010 are as follows:

IFRS 1 exemptions and exceptions

The Corporation has applied IFRS 1 in preparing these consolidated financial statements. The Corporation is required to establish IFRS accounting policies as of the transition date and, in general, to apply these retrospectively to determine the IFRS opening balance sheet at January 1, 2010. This Standard provides a number of mandatory exceptions and optional exemptions to this general principle of retrospective application. Descriptions of applicable exemptions and exceptions are set out below, together with the Corporation’s elections:

Optional exemptions

(1)	Business combinations

IFRS 1 provides the option to apply IFRS 3R (revised), Business Combinations, retrospectively or prospectively from the transition date. A retrospective basis would require restatement of all business combinations that occurred prior to the transition date. The Corporation has elected not to apply IFRS 3R retrospectively to business combinations that occurred prior to January 1, 2010. Accordingly, IAS 27, Consolidated and Separate Financial Statements, is also applied prospectively. Any goodwill arising on acquisitions before January 1, 2010 has not been adjusted from the carrying value previously determined under Canadian GAAP as a result of applying this exemption.

(2)	Defined benefit plans

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses on defined benefit plans deferred under Canadian GAAP in opening retained earnings as of the transition date. The Corporation elected to recognize all cumulative actuarial gains and losses that existed as of January 1, 2010 in the opening retained earnings for all of its defined benefit plans.

(3)	Borrowing costs

IFRS 1 allows that the transitional provisions of IAS 23R (revised), Borrowing Costs, be applied as at the transition date. As a result, IAS 23R has been adopted prospectively for projects that commenced on or after

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	Transition to IFRS (continued)

IFRS 1 exemptions and exceptions (continued)

Optional exemptions (continued)

(3)	Borrowing costs (continued)

January 1, 2010 and all pre-transition capitalized interest costs recorded under Canadian GAAP have been reclassified to opening retained earnings on transition.

Mandatory exceptions

(4)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS as of the transition date to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The estimates previously made by the Corporation under Canadian GAAP were not revised on the application of IFRS.

(5)	Hedge accounting

An entity shall not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting in accordance with IFRS. IFRS 1 also does not permit transactions entered into before the date of transition to IFRS to be retrospectively designated as hedges. As a result, hedge accounting was applied on transition only to hedge relationships previously designated under Canadian GAAP that continue to meet the conditions for hedge accounting under IFRS.

Reconciliation of Canadian GAAP to IFRS

The following tables present the reconciliation of the consolidated statements of income, comprehensive income, and cash flows for the year ended December 31, 2010, as well as a reconciliation of the consolidated balance sheets and equity as of January 1, 2010 and December 31, 2010.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	Transition to IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(a)	Consolidated statement of income and comprehensive income for the year ended December 31, 2010

	Explanation	Canadian GAAP (restated, note 7)	IFRS adjustments	IFRS

Revenues		$2,228,808	$–	$2,228,808

Cost of sales and operating expenses	(ii)	1,181,847	(312)	1,181,535
Amortization	(iii), (v)	294,200	(2,462)	291,738
Financial expenses	(iii)	117,931	35,262	153,193
Gain on valuation and translation of financial instruments		(24,373)	–	(24,373)
Restructuring of operations and other special items	(iv)	21,380	(10,000)	11,380
Income before income taxes and non-controlling interest		637,823	(22,488)	615,335
Income taxes	(vi)	115,566	(4,549)	111,017
		522,257	(17,939)	504,318
Non-controlling interest	(vii)	244	(244)	–
Net income		$522,013	$(17,695)	$504,318

Other comprehensive income	(i), (vi)	18,693	(6,856)	11,837
Comprehensive income		$540,706	$(24,551)	$516,155

Net income attributable to:
Shareholder		$522,013	$(17,939)	$504,074
Non-controlling interest	(vii)	–	244	244

Comprehensive income attributable to:
Shareholder		$540,706	$(24,795)	$515,911
Non-controlling interest	(vii)	–	244	244

(b)	Consolidated statement of cash flows for the year ended December 31, 2010

For the year ended December 31, 2010, the adoption of IFRS resulted in a decrease of $35.3 million of cash flows used in investing activities and in an equivalent decrease of cash flows provided by operating activities in the consolidated statement of cash flows. These adjustments relate to borrowing costs previously capitalized to fixed assets and to intangible assets, under Canadian GAAP (see note 27 (iii)).

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	Transition to IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(c)	Consolidated balance sheet as of January 1, 2010

	Explanation	Canadian GAAP (restated, note 7)	IFRS adjustments	IFRS

Assets

Current assets	(vi)	$445,195	$(12,305)	$432,890

Non-current assets
Investments		1,260,000	–	1,260,000
Fixed assets	(iii)	1,775,089	(2,855)	1,772,234
Intangible assets	(iii)	734,793	(45,242)	689,551
Derivative financial instruments		3,077	–	3,077
Other assets	(i)	43,717	(3,047)	40,670
Deferred income taxes	(vi)	9,601	(103)	9,498
Goodwill		451,475	–	451,475
Total current assets		4,277,752	(51,247)	4,226,505
Total assets		$4,722,947	$(63,552)	$4,659,395

Liabilities and equity

Current liabilities	(ii), (iv)	$592,271	$11,023	$603,294

Non-current liabilities
Long-term debt		1,592,321	–	1,592,321
Subordinated loan from parent corporation		1,260,000	–	1,260,000
Derivative financial instruments		232,469	–	232,469
Deferred income taxes	(vi)	281,588	(36,599)	244,989
Other liabilities	(i), (ii)	52,539	21,998	74,537
Non-controlling interest	(vii)	991	(991)	–
Total non-current liabilities		3,419,908	(15,592)	3,404,316
Total liabilities		4,012,179	(4,569)	4,007,610

Equity
Capital stock		1	–	1
Contributed surplus	(v)	7,155	(7,155)	–
Retained earnings	(i) to (vi)	726,444	(52,819)	673,625
Accumulated other comprehensive loss		(22,832)	–	(22,832)
Equity attributable to the shareholder		710,768	(59,974)	650,794
Non-controlling interest	(vii)	–	991	991
		710,768	(58,983)	651,785
Total liabilities and equity		$4,722,947	$(63,552)	$4,659,395

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	Transition to IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(d)	Consolidated balance sheet as of December 31, 2010

	Explanation	Canadian GAAP (restated, note 7)	IFRS adjustments	IFRS

Assets

Current assets	(vi)	$487,007	$(15,701)	$471,306

Non-current assets
Investments		1,630,000	–	1,630,000
Fixed assets	(iii)	2,191,839	(12,239)	2,179,600
Intangible assets	(iii)	789,627	(68,657)	720,970
Other assets	(i)	58,702	(12,674)	46,028
Deferred income taxes	(vi)	5,937	197	6,134
Goodwill		451,475	–	451,475
		5,127,580	(93,373)	5,034,207
Total assets		$5,614,587	$(109,074)	$5,505,513

Liabilities and equity

Current liabilities	(ii), (iv)	$666,218	$3,722	$669,940

Non-current liabilities
Long-term debt		1,786,076	–	1,786,076
Subordinated loan from parent corporation		1,630,000	–	1,630,000
Derivative financial instruments		289,032	–	289,032
Deferred income taxes	(vi)	364,200	(48,015)	316,185
Other liabilities	(i), (ii)	60,047	19,988	80,035
Non-controlling interest	(vii)	1,140	(1,140)	–
Total non-current liabilities		4,130,495	(29,167)	4,101,328
Total liabilities		4,796,713	(25,445)	4,771,268

Equity
Capital stock		3,401	–	3,401
Contributed surplus	(v)	7,155	(7,155)	–
Retained earnings	(i) to (vi)	811,457	(77,614)	733,843
Accumulated other comprehensive loss	(i)	(4,139)	–	(4,139)
Equity attributable to shareholder		817,874	(84,769)	733,105
Non-controlling interest	(vii)	–	1,140	1,140
		817,874	(83,629)	734,245
Total liabilities and equity		$5,614,587	$(109,074)	$5,505,513

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	Transition to IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(e)	Equity

	Explanation	December 31 2010	January 1 2010
Shareholders’ equity under Canadian GAAP (restated, note 7)		$817,874	$710,768
IFRS adjustments:
Defined benefit plans	(i)	(34,178)	(24,777)
Share-based compensation	(ii)	(3,706)	(3,990)
Borrowing costs	(iii)	(82,845)	(50,045)
Provisions	(iv)	–	(10,000)
Related party transactions	(v)	1,949	1,949
Income taxes	(vi)	34,011	26,889
		733,105	650,794
Non-controlling interest	(vii)	1,140	991
Equity under IFRS		$734,245	$651,785

Equity attributable to:
Shareholder		$733,105	$650,794
Non-controlling interest	(vii)	1,140	991

(f)	Comprehensive income

	Explanation	2010

Comprehensive income under Canadian GAAP (restated, note 7)		$540,706
IFRS adjustments to net income:
Borrowing costs	(iii)	(32,800)
Provisions	(iv)	10,000
Other	(i), (ii), (vi)	4,861
Non-controlling interest	(vii)	244
		523,011

IFRS adjustments to other comprehensive income:
Defined benefit plans	(i)	(9,427)
Income taxes	(vi)	2,571
		(6,856)
Comprehensive income under IFRS		$516,155

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	Transition to IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

The significant differences between the 2010 financial figures prepared under Canadian GAAP and these figures prepared under IFRS are explained as follows:

(i)	Defined benefit plans

As stated in the section “IFRS 1 exemptions and exceptions,” the Corporation elected to recognize all cumulative actuarial gains and losses under Canadian GAAP that existed as of January 1, 2010 in the opening retained earnings under IFRS for all of its defined benefit plans.

Actuarial gains and losses

Under IFRS, the Corporation elected to immediately recognize all actuarial gains and losses arising after January 1, 2010 as a component of other comprehensive income without recycling those gains or losses to the consolidated statement of income in subsequent periods. As a result, actuarial gains and losses are not amortized to the statement of income but rather are recorded directly to other comprehensive income at the end of each reporting period. In the consolidated statement of equity, the cumulative balance of actuarial gains and losses is presented within retained earnings. Under Canadian GAAP, the Corporation was recording in the consolidated statements of income the amortization of any cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the defined benefit obligation, or the fair value of plan assets, over the expected average remaining service period of the active employee group covered by the plans.

Past service costs

Under IFRS, past service costs are recognized on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs were amortized over the expected average remaining service period of the active employee group covered by the plans.

Benefit asset limit and minimum funding liability

Under IFRS, recognition of the net benefit asset under certain circumstances is limited to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability. Since the Corporation has elected to recognize actuarial gains or losses arising after January 1, 2010 in other comprehensive income, changes in the net benefit asset limit or in the minimum funding adjustment arising after the transition date are also recognized in other comprehensive income. In the consolidated statement of equity, the cumulative balance of changes in the net benefit asset limit or in the minimum funding adjustment is presented within retained earnings. Under Canadian GAAP, a similar concept to the limit existed, although the calculation of the recoverable amount was different and changes in the valuation allowance were recognized in the consolidated statement of income. As for the minimum funding liability, there was no such concept under Canadian GAAP.

(ii)	Share-based compensation

Under IFRS, the liability related to share-based awards that call for settlement in cash or other assets must be measured at its fair value and is to be re-measured at its fair value at the end of each reporting period. Under Canadian GAAP, the liability was measured and re-measured at each reporting date at the intrinsic values of the stock-based awards instead of at their fair values.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	Transition to IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(ii)	Share-based compensation (continued)

Under IFRS, when a share-based payment vests in instalments over a vesting period (“graded vesting”), each instalment is accounted for as a separate arrangement as compared to Canadian GAAP, which gave the choice of treating the instruments as a pool, with the measurement being determined using the average life of the awards granted.

(iii)	Borrowing costs

As stated above in the section “IFRS exemptions and exceptions,” the Corporation elected to adopt IAS 23R prospectively from January 1, 2010. Accordingly, all capitalized interest costs under Canadian GAAP related to projects that began prior to January 1, 2010 were reclassified to opening retained earnings at transition and are expensed in 2010 under IFRS.

(iv)	Provisions

IFRS specifically provides for the accrual of an onerous contract when an unavoidable loss from fulfilling the obligations under the contract is probable, including any penalties arising from early termination. Under Canadian GAAP, a liability for costs to terminate a contract before the end of its term would have been recognized only when the contract had been terminated in accordance with the contract terms, or when the use of the right conveyed by the contract had ceased. As a result, certain additional provisions have been recognized under IFRS as of January 1, 2010. In addition, provisions must be presented separately in the balance sheet under IFRS.

(v)	Related party transactions

Under IFRS, no particular recognition or measurement requirements for related party transactions exist; accordingly, the recognition and measurement of related party transactions must follow existing IFRS standards that apply to the transaction. Under Canadian GAAP, related party transactions could be recognized at the carrying amount of the assets being transferred or at the exchange amount, depending on certain criteria. As stated in the above section “IFRS 1 exemptions and exceptions,” the Corporation elected not to restate any business combinations arising before January 1, 2010, including those entered into between companies under common control. In addition, transfers of assets that had been recognized at the carrying amount under Canadian GAAP were restated to their exchange amounts, as allowed under IFRS.

(vi)	Income taxes

Adjustments to income taxes represent the tax impacts of other IFRS adjustments.

In addition, deferred income tax assets and liabilities are presented as non-current items under IFRS, even if it is anticipated that they will be realized in the short term.

(vii)	Non-controlling interest

Under IFRS, non-controlling interest is presented as a separate component of equity in the balance sheet instead of being presented as a separate component between liabilities and equity under Canadian GAAP. In the statements of income and comprehensive income under IFRS, net income and comprehensive income are calculated before non-controlling interest and are then attributed to the shareholder and the non-controlling interest. Under Canadian GAAP, non-controlling interest was presented as a component of net income and comprehensive income.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

28.	Subsequent events

On January 25, 2012 and on February 24, 2012, the Corporation paid dividends to its parent corporation, Quebecor Media Inc., for total cash distributions of $45.0 million and $250.0 million, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

By:	/s/ Marie-Josée Marsan
Marie-Josée Marsan Vice President Finance, IT and Chief Financial Officer

Date: February 29, 2012